FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
   Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934



For the month of                          September                    2005
                            --------------------------------------- -----------
Commission File Number                    000-51034
                            ---------------------------------------

                          ACE Aviation Holdings Inc.
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                (Translation of registrant's name into English)

     5100 de Maisonneuve Boulevard West, Montreal, Quebec, Canada, H4A 3T2
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                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                    Form 20-F            Form 40-F   X
                              -----                -----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____



         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

                      Yes                   No   X
                          -----                -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_____________


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                                DOCUMENT INDEX


     Document
     --------
        1        Notice of 2005 Annual and Special Meeting of Shareholders
                 and Management Proxy Circular

        2 Proxy (for use by holders of Class A Variable Voting Shares only)

        3        Proxy (for use by holders of Class B Voting Shares only)

This Report on Form 6-K is incorporated by reference into the Registration
Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on February 8, 2005 (File No. 333-122635).

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                                                                   Document 1



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ACE AVIATION [GRAPHIC OMITTED]














                                                                 NOTICE OF

                                                   2005 ANNUAL AND SPECIAL

                                                   MEETING OF SHAREHOLDERS

                                             AND MANAGEMENT PROXY CIRCULAR




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ACE AVIATION [GRAPHIC OMITTED]




WHAT'S INSIDE
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LETTER FROM THE CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER AND THE
LEAD DIRECTOR................................................................3


NOTICE OF 2005 ANNUAL AND SPECIAL SHAREHOLDER MEETING.........................4


MANAGEMENT PROXY CIRCULAR.....................................................5


VOTING YOUR SHARES............................................................6


BUSINESS OF THE MEETING......................................................12


THE NOMINATED DIRECTORS......................................................18


STATEMENT OF GOVERNANCE PRACTICES............................................24


COMMITTEES...................................................................29

         Audit Committee.....................................................29

         Governance Committee................................................30


COMPENSATION OF CERTAIN EXECUTIVE OFFICERS...................................32


PERFORMANCE GRAPHS...........................................................40


OTHER IMPORTANT INFORMATION..................................................41


HOW TO REQUEST MORE INFORMATION..............................................42


SCHEDULE "A" SPECIAL RESOLUTION REGARDING THE REDUCTION OF STATED CAPITAL....43


SCHEDULE "B" ORDINARY RESOLUTION REGARDING THE STOCK OPTION PLAN.............44


                                       2

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ACE AVIATION [GRAPHIC OMITTED]


        Letter from the Chairman, President and Chief Executive Officer and the Lead Director


Dear Shareholders:

         You are cordially invited to attend the first annual and special meeting of shareholders of ACE Aviation Holdings Inc. It will be held on Thursday, November 10, 2005 at 9:30 a.m. (Eastern time), at Fairmont The Queen
Elizabeth, 900 Rene-Levesque Boulevard West, Montreal, Quebec.

         As a shareholder of ACE Aviation, you have the right to vote your shares on all items that come before the meeting. You can vote your shares either by proxy or in person at the meeting. This management proxy circular will provide you with information about these items and how to exercise your right to vote. It will also tell you about the nominated directors, the auditors, the compensation of directors and certain officers, our corporate governance practices and special items of business to be addressed at the meeting.

         With a new corporate structure and a new business plan in place, ACE
Aviation is well-positioned to face the demands of a challenging market and to create value for shareholders. In all aspects of our business, we have focused on four corporate goals -- ensuring safety and security, achieving growth and success, delivering a great customer experience, and achieving best-in-class profitability.

         While our corporate goals are vitally important, the way we conduct business is equally important to us. We understand and value the strong link between sound, ethical business practices and the creation of shareholder value. We have adopted governance principles that ensure ACE Aviation has a Board of Directors with a majority of independent directors and an independent
Lead Director, who are well equipped to represent the interests of all shareholders.

         Corporate governance is of key importance to shareholders and market regulators. In Canada and several foreign jurisdictions, regulators have established guidelines to address concerns about the financial, business and ethical practices of public companies. We believe that these guidelines are in the best interests of shareholders and are the foundation of our corporate governance philosophy.

         We look forward to seeing you at our first annual and special meeting of shareholders. If you are unable to attend the meeting in person, please complete and return a proxy by the date indicated on your form.

Sincerely,


/s/ ROBERT A. MILTON                                          /s/ MICHAEL GREEN
--------------------                                          -----------------
Robert A. Milton                                              Michael Green
Chairman, President and Chief Executive Officer               Lead Director


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ACE AVIATION [GRAPHIC OMITTED]



NOTICE OF 2005 ANNUAL AND SPECIAL SHAREHOLDER MEETING
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When                                                         You are entitled to receive notice of,and vote at,our
                                                             annual and special shareholder meeting or any
November 10, 2005 at 9:30 a.m. (Montreal time)               adjournment thereof if you were a shareholder on
                                                             September 16, 2005.
Where
                                                             Your vote is important
Fairmont The Queen Elizabeth
900 Rene-Levesque Blvd. West                                 As a shareholder of ACE Aviation Holdings Inc., it is
Montreal, Quebec                                             very important that you read this material carefully
H3B 4A5                                                      and vote your shares, either by proxy or in person at
                                                             the meeting.
Webcast
                                                             The following  pages tell you more about how to exercise
A webcast replay of management's presentation at the         your right to vote your shares and provide additional
meeting will be made available at a later date on            information relating to the matters to be dealt with at
our  website at www.aircanada.com/investors.                 the meeting.

Business of the 2005 Annual and Special Shareholder
Meeting
                                                             By Order of the Board of Directors,
Six items will be covered at the meeting:

1.     placement before shareholders of the consolidated
       financial statements of ACE Aviation Holdings Inc.
       for the year ended December 31, 2004, including the   Chairman, President and Chief Executive Officer
       auditors' report thereon;

2.     election of directors who will serve until the end
       of the next annual shareholder meeting or until       /s/ ROBERT A MILTON.
       their successors are appointed;
                                                             Montreal, Quebec
3.     appointment of auditors;

4.     consideration and, if thought appropriate, passing    September 16, 2005
       of a special resolution authorizing the directors
       to effect a reduction of the stated capital account
       of each of the Class A variable voting shares, the
       Class B voting shares and the preferred shares of
       ACE Aviation, the complete text of which resolution
       is set out as Schedule "A" hereto;

5. consideration and, if thought appropriate, passing of an ordinary resolution to increase the number of shares that are available for issuance under the stock option plan of ACE Aviation, the complete text of which resolution is set out as Schedule "B" hereto;
       and

6. consideration of such other business, if any, that may properly come before the meeting or any adjournment thereof.
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ACE AVIATION [GRAPHIC OMITTED]


MANAGEMENT PROXY CIRCULAR
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
In this management proxy circular ("circular"), you and                  If you have any questions about any of the information
your refer to the shareholder. We, us, our, ACE Aviation                 in this circular, please call Georgeson Shareholder
and the Corporation refer to ACE Aviation Holdings Inc.                  toll free at 1-877-288-2611 for service in English or
Unless otherwise stated, all dollar amounts contained in                 in French.
this circular are expressed in Canadian dollars.

This circular is for our annual and special shareholder
meeting to be held on November 10, 2005 ("meeting"). As a                Approval of this circular
shareholder of ACE Aviation, you have the right to vote
your shares on the election of the directors, the                        The board of directors of ACE Aviation ("Board")
appointment of the auditors, the reduction of the stated                 approved the contents of this circular and authorized
capital account of each of the Class A variable voting                   it to be sent to each shareholder who is eligible to
shares, the Class B voting shares and the preferred shares               receive notice of and vote his or her shares at our
of ACE Aviation, the increase in the number of shares that               annual and special shareholder meeting, as well as to
are available for issuance under the stock option plan of                each director and to the auditors.
ACE Aviation and on any other items that may properly come
before the meeting or any adjournment thereof.                           Chairman, President and Chief Executive Officer

To help you make an informed decision, please read this
circular. This circular tells you about the meeting, the                 /s/ ROBERT A MILTON.
nominee directors, the proposed auditors, the special
matters to be considered, our corporate governance                       Montreal, Quebec
practices, the compensation of directors and certain                     September 16, 2005
officers and certain other matters. The information in
this document was current as at September 16, 2005, unless
otherwise indicated. Financial information on ACE Aviation
and its subsidiaries is provided in its consolidated
financial statements and management's discussion and
analysis for the year ended December 31, 2004.

Your proxy is solicited by or on behalf of the management
of ACE Aviation for use at the meeting. In addition to
solicitation by mail, our employees or agents may solicit
proxies by telephone or by other means. The cost of any
such solicitation will be borne by the Corporation. The
Corporation may also reimburse brokers and other persons
holding shares in their names, or in the names of
nominees, for their costs incurred in sending proxy
materials to beneficial owners and obtaining their proxies
or voting instructions. We have also retained Georgeson
Shareholder Communications Canada Inc. ("Georgeson
Shareholder") to solicit proxies on behalf of management
of ACE Aviation in Canada and the United States at an
estimated cost of $40,000.
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VOTING YOUR SHARES
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Your vote is important                                                   How to vote - registered shareholders.
                                                                         -------------------------------------
                                                                         You are a registered shareholder if your name appears on
As a shareholder of ACE Aviation, it is very important                   your share certificate.
that you read the following information on how to vote
your shares and then vote your shares, either by proxy                   If you are not sure whether you are a registered
or in person at the meeting.                                             shareholder, please contact CIBC Mellon Trust Company
                                                                         ("CIBC Mellon") at 1-800-387-0825.
These securityholder materials are being sent to both
registered and non-registered shareholders of ACE                        By proxy
Aviation. If you are a non-registered shareholder, and
ACE Aviation or its agent has sent these materials                            By telephone
directly to you, your name and address and information
about your holdings of securities, have been obtained in                      Voting by proxy using the telephone is only
accordance with applicable securities regulatory                              available to shareholders located in Canada and the
requirements from the intermediary holding on your                            United States. Call 1-866-271-1207 (toll-free in
behalf.                                                                       Canada and the United States) from a touchtone
                                                                              telephone and follow the instructions provided.
By choosing to send these materials directly to                               Your voting instructions are then conveyed by using
registered shareholders and certain non-registered                            touchtone selections over the telephone.
shareholders, ACE Aviation or its agent (and not the
intermediary holding on your behalf) has assumed                              You will need your 13 digit Control Number. You
responsibility for (i) delivering these materials to                          will find this number on your form of proxy or in
you, and (ii) executing your proper voting instructions.                      the e-mail addressed to you if you chose to receive
Please return your proxy as specified in this circular                        this circular electronically.
and in the form of proxy.
                                                                              If you choose the telephone, you cannot appoint any
Voting                                                                        person other than the directors or officers named
                                                                              on your form of proxy as your proxyholder.
You can attend the meeting or you can appoint someone
else to vote for you as your proxyholder. A shareholder                       The cut-off time for voting by telephone is 11:59
entitled to vote at the meeting may by means of a proxy                       p.m. (Montreal time) on November 7, 2005.
appoint a proxyholder or one or more alternate
proxyholders, who are not required to be shareholders,                        On the Internet
to attend and act at the meeting in the manner and to
the extent authorized by the proxy and with the                               Go to the website www.eproxyvoting.com/ aceaviation
authority conferred by the proxy. Voting by proxy means                       and follow the instructions on the screen. Your
that you are giving the person named on your form of                          voting instructions are then conveyed
proxy ("proxyholder") the authority to vote your shares                       electronically over the Internet.
for you at the meeting or any adjournment thereof.
                                                                              You will need your 13 digit Control Number. You
You can choose from among three different ways to vote                        will find this number on your form of proxy or in
your shares by proxy:                                                         the e-mail addressed to you if you chose to receive
                                                                              this circular electronically.
1. by telephone
                                                                              If you choose the Internet, you cannot appoint any
2. on the Internet                                                            person other than the directors or officers named
                                                                              on your form of proxy as your proxyholder.
3. by mail

The persons who are named on the form of proxy are
directors or officers of the Corporation and will vote
your shares for you. You have the right to appoint
someone else to be your proxyholder. If you appoint
someone else, he or she must attend the meeting to vote
your shares.
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     The cut-off time for voting over the Internet is                         your nominee if you did not receive a request for
     11:59 p.m. (Montreal time) on November 7, 2005.                          voting instructions in this package.

     By mail                                                                  In most cases, non-registered shareholders will
                                                                              receive a voting instruction form which allows you
     Complete your form of proxy and return it in the                         to provide your voting instructions on the Internet
     envelope we have provided or by delivery to one of                       or by mail. You will need your 12 digit control
     CIBC Mellon's principal Corporate Trust Offices in                       number found on your voting instruction form, if
     Halifax, Montreal, Toronto, Vancouver, Calgary or                        you choose to vote on the Internet. Alternatively,
     Winnipeg for receipt before 4:00 p.m. (Montreal                          non-registered shareholders may complete the voting
     time) on November 8, 2005 or with the Secretary of                       instruction form and return it by mail, as directed
     the meeting prior to commencement of the meeting on                      in the voting instruction form.
     the day of the meeting or on the day of any
     adjournment thereof. A list of addresses for the                    In person at the meeting
     principal Corporate Trust Offices of CIBC Mellon is                 ------------------------
     set forth on page 41 of this circular.
                                                                              You can vote your shares in person at the meeting
     If you return your proxy by mail, you can appoint a                      if you have instructed your nominee to appoint you
     person other than the directors or officers named                        as proxyholder.
     in the form of proxy to go to the meeting and vote
     your shares for you. This person does not have to                        To do this, write your name in the space provided
     be a shareholder. Fill in the name of the person                         on the voting instruction form and otherwise follow
     you are appointing in the blank space provided on                        the instructions of your nominee.
     the form of proxy. Complete your voting
     instructions, and date and sign the form. Make sure                 How to vote - employees holding shares under the
     that the person you appoint is aware that he or she                 Employee Share Purchase Plan of ACE Aviation
     has been appointed and attends the meeting.                         ------------------------------------------------

     Please see the section titled "Completing the form                  Shares purchased by employees of ACE Aviation or its
     of proxy " for more information.                                    subsidiaries under the Employee Share Purchase Plan of
                                                                         ACE Aviation ("Employee Shares") are registered in the
In person at the meeting                                                 name of Computershare Trust Company of Canada
------------------------                                                 ("Computershare"), as trustee in accordance with the
                                                                         provisions of such plan unless the employees have
     You do not need to complete or return your form of                  withdrawn their shares from the plan.
     proxy.
                                                                         If you are not sure whether you are an employee holding
     You will receive an admission ticket at the meeting                 your shares through Computershare, please contact
     upon registration at the registration desk.                         Computershare at 1-877-982-8766.

How to vote - non-registered shareholders                                In the event that an employee holds any shares other
-----------------------------------------                                than Employee Shares, he or she must also complete a
                                                                         form of proxy or voting instruction form with respect to
You are a non-registered shareholder if your bank, trust                 such additional shares in the manner indicated above for
company, securities broker or other financial                            registered shareholders or non-registered shareholders,
institution ("your nominee") holds your shares for you.                  as applicable.

If you are not sure whether you are a non-registered                     By voting instruction form
shareholder, please contact CIBC Mellon at                               --------------------------
1-800-387-0825.
                                                                              A voting instruction form is enclosed with this
By proxy                                                                      circular which allows you to provide your voting
--------                                                                      instructions on the Internet or by mail.

     Your nominee is required to ask for your voting                          On the Internet
     instructions before the meeting. Please contact
                                                                              Go to the website at www.computershare.com/
                                                                              ca/proxy and follow the instructions on the
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ACE AVIATION [GRAPHIC OMITTED]

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     screen. Your voting instructions are then                           vote will be counted FOR electing the nominee directors
     conveyed electronically over the Internet.                          who are named in this circular, FOR appointing
                                                                         PricewaterhouseCoopers LLP as auditors, FOR authorizing
     You will need the Control Number, Holder Account                    the directors to effect a reduction of the stated
     Number and Access Number found on your voting                       capital of each of the Class A variable voting shares,
     instruction form.                                                   the Class B voting shares and the preferred shares of
                                                                         ACE Aviation and FOR increasing the number of shares
     If you choose the Internet, you cannot appoint any                  that are available for issuance under the stock option
     person other than the directors or officers named                   plan of ACE Aviation.
     on your voting instruction form as your
     proxyholder.                                                        Management is not aware of any other matters which will
                                                                         be presented for action at the meeting. If, however,
     The cut-off time for voting over the Internet is                    other matters properly come before the meeting, the
     11:59 p.m. (Montreal time) on November 7, 2005.                     persons designated in the enclosed form of proxy will
                                                                         vote in accordance with their judgment, pursuant to the
     By mail                                                             discretionary authority conferred by the proxy with
                                                                         respect to such matters.
     Alternatively you may vote your shares by
     completing the voting instruction form as directed                  You have the right to appoint someone other than the
     on the form and returning it in the business reply                  management proxy nominees to be your proxyholder. If you
     envelope provided for receipt before 2:00 p.m.                      are appointing someone else to vote your shares for you
     (Montreal time) on November 8, 2005.                                at the meeting, fill in the name of the person voting
                                                                         for you in the blank space provided on the form of
In person at the meeting                                                 proxy.
------------------------
                                                                         If you do not specify how you want your shares voted,
     To appoint yourself as proxyholder, write your name                 your proxyholder will vote your shares in favour of each
     in the space provided on the voting instruction                     item scheduled to come before the meeting and as he or
     form and follow the instructions otherwise provided                 she sees fit on any other matter that may properly come
     in the voting instruction form.                                     before the meeting.

Completing the form of proxy                                             A proxyholder has the same rights as the shareholder by
                                                                         whom it was appointed to speak at the meeting in respect
You can choose to vote "For" or "Withhold" with respect                  of any matter, to vote by way of ballot at the meeting
to the election of the directors and the appointment of                  and, except where a proxyholder has conflicting
the auditors, "For" or "Against" with respect to the                     instructions from more than one shareholder, to vote at
reduction of the stated capital of each of the Class A                   the meeting in respect of any matter by way of any show
variable voting shares, Class B voting shares and the                    of hands.
preferred shares of ACE Aviation and "For" or "Against"
with respect to the increase in the number of shares                     If you are an individual shareholder, you or your
that are available for issuance under the stock option                   authorized attorney must sign the form. If you are a
plan of ACE Aviation. If you are a non-registered                        corporation or other legal entity, an authorized officer
shareholder voting your shares, or an employee voting                    or attorney must sign the form.
your Employee Shares held pursuant to the Employee Share
Purchase Plan of ACE Aviation, please follow the                         You must also complete the Declaration of Canadian
instructions provided in the voting instruction form                     Status contained in the form of proxy (or voting
provided.                                                                instruction form) and in the telephone and Internet
                                                                         voting instructions to inform the Corporation whether
When you sign the form of proxy without appointing an                    you are Canadian or not in order to enable ACE Aviation
alternate proxyholder, you authorize Robert A. Milton,                   to comply with the restrictions imposed by the Canada
Michael Green or Sydney John Isaacs, who are directors                   Transportation Act on the ownership and voting of its
or officers of ACE Aviation, to vote your shares for you                 voting securities. If you do not complete such
at the meeting in accordance with your instructions. If                  declaration or if it is determined by ACE Aviation or
you return your proxy without specifying how you want to                 its transfer agent that you incorrectly indicated
vote your shares, your                                                   (through inadvertence or otherwise) that the shares
                                                                         represented by the proxy are owned and
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controlled by a Canadian, you will be deemed to be a                     University Street, Suite 1600, Montreal, Quebec and at
non- Canadian for purposes of voting at the meeting. If                  the meeting.
you need assistance completing your form of proxy (or
voting instruction form), please contact Georgeson                       A quorum is present at the meeting if the holders of not
Shareholder toll-free at 1-877-288-2611 for service in                   less than 25% of the shares entitled to vote at the
English or in French.                                                    meeting are present in person or represented by proxy,
                                                                         irrespective of the number of persons actually at the
Changing your vote                                                       meeting. If a quorum is present at the opening of the
                                                                         meeting, the shareholders present or represented by
In addition to revocation in any other manner permitted                  proxy may proceed with the business of the meeting
by law, a shareholder giving a proxy and submitting it                   notwithstanding that a quorum is not present throughout
by mail may revoke it by an instrument in writing                        the meeting. If a quorum is not present at the opening
executed by the shareholder or the shareholder's                         of the meeting, the shareholders present or represented
attorney authorized in writing and deposited either at                   by proxy may adjourn the meeting to a fixed time and
the Montreal office of ACE Aviation's transfer agent,                    place but may not transact any other business.
CIBC Mellon, 2001 University Street, Suite 1600,
Montreal, Quebec, or at ACE Aviation's registered                        If a body corporate or association is a shareholder of
office, 5100 de Maisonneuve Boulevard West, Montreal,                    the Corporation, the Corporation shall recognize any
Quebec, at any time up to and including the last                         individual authorized by a resolution of the directors
business day preceding the day of the meeting, or any                    or governing body of the body corporate or association
adjournment thereof, at which the proxy is to be used,                   to represent it at the meeting. An individual thus
or with the chair of the meeting on the day of the                       authorized may exercise on behalf of the body corporate
meeting, or any adjournment thereof. If the voting                       or association all the powers it could exercise if it
instructions were conveyed by telephone or over the                      were an individual shareholder.
Internet, conveying new voting instructions by any of
these two means or by mail within the applicable cut-off                 If two or more persons hold shares jointly, one of those
times will revoke the prior instructions.                                holders present at the meeting may in the absence of the
                                                                         others vote the shares, but if two or more of those
Voting requirements                                                      persons who are present, in person or by proxy, vote,
                                                                         they shall vote as one on the shares jointly held by
The appointment of auditors and the increase in the                      them.
number of shares that are available for issuance under
the stock option plan of ACE Aviation will each be                       Restrictions on voting securities
determined by a majority of votes cast at the meeting by
proxy or in person. The special resolution authorizing                   The applicable provisions of the Canada Transportation
the directors to effect a reduction of the stated                        Act require that national holders of domestic, scheduled
capital of each of the Class A variable voting shares,                   international and non-scheduled international licences
the Class B voting shares and the preferred shares of                    be Canadian. In the case of each licence holder, this
ACE Aviation must be approved by at least two-thirds of                  requires that it be controlled in fact by Canadians and
votes cast at the meeting by proxy or in person. If                      that at least 75% of its voting interests be owned and
there is a tie, the chair of the meeting is not entitled                 controlled by Canadians. The articles of the Corporation
to a second or casting vote. CIBC Mellon counts and                      contain restrictions to ensure that ACE Aviation remains
tabulates the votes.                                                     Canadian under the Canada Transportation Act. The
                                                                         definition of the term "Canadian" under section 55(1) of
Voting shares and quorum                                                 the Canada Transportation Act may be summarized as
                                                                         follows:
As of September 16, 2005, there were 24,281,591 Class B
voting shares,77,018,091 Class A variable voting shares                  (a)  a Canadian citizen or a permanent resident within
and 12,500,000 preferred shares outstanding.                                  the meaning of the Immigration and Refugee
Shareholders of record on September 16, 2005 are                              Protection Act (Canada);
entitled to receive notice of and vote at the meeting.
The list of shareholders entitled to vote at the meeting                 (b)  a government in Canada or an agent of such a
will be available for inspection on and after September                       government; or
26, 2005 during usual business hours at the Montreal
office of the Corporation's transfer agent, CIBC Mellon,                 (c)  a corporation or other entity that is incorporated
2001                                                                          or formed under the laws of Canada or a

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     province, that is controlled in fact by Canadians                   Class A variable voting shares (including the preferred
     and of which at least 75%, or such lesser                           shares, on an as-converted basis, if they are held,
     percentage as the Governor in Council may by                        beneficially owned and controlled by persons who are not
     regulation specify, of the voting interests are                     Canadians) at any meeting do not exceed 25% of the votes
     owned and controlled by Canadians.                                  that may be cast at such meeting.

ACE Aviation has three classes of shares: (i) Class B                    The holders of preferred shares are entitled to vote on
voting shares, (ii) Class A variable voting shares, and                  an as-converted basis with the Class A variable voting
(iii) preferred shares.                                                  shares to the extent that they are not Canadians and
                                                                         with the Class B voting shares to the extent that they
The Class B voting shares may only be held, beneficially                 are Canadians. If such preferred shares are held by
owned and controlled by Canadians. An issued and                         persons who are not Canadians, they shall be subject to
outstanding Class B voting share shall be converted into                 the same proportional reduction in voting percentage as
one Class A variable voting share, automatically and                     if, for voting purposes only, the preferred shares had
without any further act of ACE or the holder, if such                    been converted into Class A variable voting shares. As
Class B voting share becomes held, beneficially owned or                 of September 16, 2005, all of the preferred shares were
controlled, directly or indirectly, otherwise than by                    held by Promontoria Holding III B.V., a non-Canadian.
way of security only, by a person who is not a Canadian.
Each Class B voting share confers the right to one vote.                 The holders of Class A variable voting shares, Class B
                                                                         voting shares and preferred shares will vote together at
The Class A variable voting shares may only be held,                     the meeting and no separate meeting is being held for
beneficially owned and controlled by persons who are not                 any such class of shares.
Canadians. An issued and outstanding Class A variable
voting share shall be converted into one Class B voting                  Shareholders who wish to vote at the meeting either by
share, automatically and without any further act of ACE                  completing and delivering a proxy or a voting
Aviation or the holder, if such variable voting share                    instruction form or by attending and voting at the
becomes held, beneficially owned and controlled,                         meeting will be required to complete a Declaration of
directly or indirectly, otherwise than by way of                         Canadian Status in order to enable ACE Aviation to
security only, by a Canadian.                                            comply with the restrictions imposed by the Canada
                                                                         Transportation Act on the ownership and voting of its
Each Class A variable voting share confers the right to                  voting securities. If you do not complete such
one vote unless (i) the number of Class A variable                       declaration or if it is determined by ACE Aviation or
voting shares outstanding (including the preferred                       its transfer agent that you incorrectly indicated
shares, on an as-converted basis, if they are held,                      (through inadvertence or otherwise) that the shares
beneficially owned or controlled by persons who are not                  represented by the proxy are owned and controlled by a
Canadians), as a percentage of the total number of                       Canadian, you will be deemed to be a non- Canadian for
voting shares outstanding of ACE Aviation exceeds 25%,                   purposes of voting at the meeting. Such declaration is
or (ii) the total number of votes cast by or on behalf                   contained in the accompanying form of proxy (or in the
of holders of Class A variable voting shares (including                  voting instruction form provided to you if you are a
the preferred shares, on an as-converted basis, if they                  non-registered shareholder or an employee voting shares
are held, beneficially owned or controlled by persons                    under the Employee Share Purchase Plan of ACE Aviation)
who are not Canadians) at any meeting exceeds 25% of the                 and in the telephone and Internet voting instructions.
total number of votes that may be cast at such meeting.
If either of the above noted thresholds would otherwise                  The Corporation has adopted various procedures and
be surpassed at any time, the vote attached to each                      processes to ensure that the non-Canadian ownership
Class A variable voting share will decrease                              restriction of voting shares is respected.
proportionately such that (i) the Class A variable
voting shares as a class (including the preferred
shares, on an as-converted basis, if they are held,
beneficially owned or controlled by persons who are not
Canadians) do not carry more than 25% of the aggregate
votes attached to all issued and outstanding voting
shares of ACE Aviation and (ii) the total number of
votes cast by or on behalf of holders of

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ACE AVIATION [GRAPHIC OMITTED]

Principal shareholders


As of September 16, 2005, to the knowledge of the officers or directors of the Corporation, the following entity beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 10% of the votes attached to any class of shares entitled to vote in connection with any matters being proposed for consideration at the meeting.

|-------------------------------|-----------------------------|---------------------------------|
|                               |                             |                                 |
|                               |                             | % of all outstanding preferred  |
|        Name of shareholder    | Number of preferred shares  |             shares              |
|-------------------------------|-----------------------------|---------------------------------|
|                               |                             |                                 |
|Promontoria Holding III B.V.   |        12,500,000(1)        |              100%               |
|-------------------------------|-----------------------------|---------------------------------|


(1) Promontoria Holding III B.V. will be entitled to vote its preferred shares on an as-converted basis with the Class A variable voting shares and shall be subject to the same proportional reduction in voting percentage to which the Class A variable voting shares may be subject. For more information, please refer to the section titled "Restrictions on voting securities".

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

BUSINESS OF THE MEETING
---------------------------------------------------------------------------------------------------------------------------------


Six items will be covered at the meeting:                                2.   Election of directors

1.   placement before shareholders of the consolidated                   Eleven (11) directors are to be elected to the Board.
     financial statements of ACE Aviation Holdings Inc.                  Please see "The Nominated Directors" for more
     for the year ended December 31, 2004, including the                 information. Directors elected at the meeting will serve
     auditors' report thereon;                                           until the end of the next annual shareholder meeting or
                                                                         until their successors are appointed.
2.   election of directors who will serve until the end
     of the next annual shareholder meeting or until                          All of the individuals to be nominated as directors
     their successors are appointed;                                     are currently members of the Board and were appointed on
                                                                         September 30, 2004, except for Mr. Donaway who was
3.   appointment of auditors;                                            appointed on December 15, 2004, Mr. McCoy who was
                                                                         appointed on August 3, 2005 and Messrs. Milton and
4.   consideration and, if thought appropriate, passing                  Yontef who were appointed on June 29, 2004.
     of a special resolution authorizing the directors
     to effect a reduction of the stated capital account                      If you do not specify how you want your shares
     of each of the Class A variable voting shares, the                  voted, the persons named as proxyholders will cast the
     Class B voting shares and the preferred shares of                   votes represented by proxy at the meeting FOR the
     ACE Aviation, the complete text of which resolution                 election as directors of the nominee directors who are
     is attached as Schedule "A" hereto;                                 named in this circular.

5.   consideration and, if thought appropriate, passing                  3.   Appointment of auditors
     of an ordinary resolution to increase the number of
     shares that are available for issuance under the                    The Board, on the advice of the Audit, Finance and Risk
     stock option plan of ACE Aviation, the complete                     Committee of the Board ("Audit Committee"), recommends
     text of which resolution is attached as Schedule                    that PricewaterhouseCoopers LLP, Chartered Accountants,
     "B" hereto; and                                                     be reappointed as auditors. PricewaterhouseCoopers LLP
                                                                         were first appointed as auditors of Air Canada on April
6.   consideration of such other business, if any, that                  26, 1990. ACE Aviation is the successor to Air Canada
     may properly come before the meeting or any                         pursuant to a consolidated plan of reorganization,
     adjournment thereof.                                                compromise and arrangement which became effective on
                                                                         September 30, 2004. The auditors appointed at the
As of the date of this circular, management is not aware                 meeting will serve until the end of the next annual
of any changes to these items, and does not expect any                   shareholder meeting or until their successors are
other items to be brought forward at the meeting. If                     appointed.
there are changes or new items, your proxyholder can
vote your shares on these items as he or she sees fit.                        If you do not specify how you want your shares
                                                                         voted, the persons named as proxyholders will cast the
1. Placement of ACE Aviation's financial statements                      votes represented by proxy at the meeting FOR the
                                                                         appointment of PricewaterhouseCoopers LLP as auditors.
The consolidated financial statements for the year ended
December 31, 2004, including the auditors' report                        4.   Reduction of Stated Capital and Special
thereon, are included in our 2004 annual report and are                       Distribution(s)
available on Sedar at www.sedar.com. Copies of such
statements will also be available at the meeting.                        Background

                                                                         The stated capital of the shares of ACE Aviation is
                                                                         relevant, primarily, for legal, accounting and income
                                                                         tax purposes in that the amount of such capital will
                                                                         affect ACE Aviation's ability to pay dividends, effect
                                                                         other distributions or purchase its own shares. The
                                                                         Canadian income tax consequences of receiving a
                                                                         distribution by way of a reduction of stated capital


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ACE AVIATION [GRAPHIC OMITTED]


may be more favourable than receiving a similar                          Special Resolution
distribution by way of a dividend (please see "Certain
Canadian Federal Income Tax Consequences of a Special                    On September 13, 2005, the Board concluded that the
Distribution" below).                                                    passing of the special resolution is in the best
                                                                         interests of ACE Aviation and recommends that the
The directors of ACE Aviation are proposing a special                    shareholders vote FOR the approval of the special
resolution to the shareholders which will give them the                  resolution. The reduction of the stated capital shall
authority, if deemed appropriate by them without further                 not be effective immediately upon the approval of the
act on the part of the shareholders, to make one or more                 special resolution by the shareholders at the meeting.
special distribution(s) to the shareholders by way of a                  The special resolution gives the authority to the
reduction of the stated capital maintained in respect of                 directors to effect, at such time(s), if any, that they
the Class A variable voting shares, Class B voting                       shall deem appropriate, a reduction of the stated
shares and preferred shares. The directors will have the                 capital in respect of each of the Class A variable
authority to make such one or more special                               voting shares, Class B voting shares and preferred
distribution(s) and a reduction of stated capital in an                  shares in an aggregate amount of up to $300 million for
amount of up to $300 million in the aggregate.                           the three classes. The special resolution also
                                                                         authorizes the directors to determine the exact amount
This reduction of capital will not be effective unless                   of the reduction and the corresponding distribution(s)
approved at the meeting by a special resolution of the                   which amount shall not exceed (but would not necessarily
shareholders, by two-thirds of the votes cast in person                  amount to) $300 million in the aggregate. If the
or by proxy, and it will be effective at such time(s),                   directors actually effect the reduction in stated
if any, as the directors determine to effect a                           capital, a corresponding distribution(s) in cash or
transaction for which the reduction in capital would be                  securities of a publicly traded entity shall be also
helpful. The purpose of this special resolution is to                    declared and made.
give ACE Aviation the flexibility to make one or more
special distribution(s) to its shareholders, or effect                   Attached as Schedule "A" is the special resolution which
value enhancing transactions, in a tax efficient manner.                 will be proposed at the meeting and which approves the
                                                                         proposed stated capital reduction. To be passed, the
The directors of ACE Aviation have not determined at                     special resolution needs to be approved by at least
this time to make any particular distribution(s) to                      two-thirds of the votes cast at the meeting by proxy or
shareholders or to pursue any course of action which                     in person.
could utilize the flexibility such a pre-approved
reduction of capital would provide. There is no                          If you do not specify how you want your shares voted,
guarantee that the directors will act on the authority                   the persons named as proxyholders will cast the votes
granted to them by the shareholders, assuming the                        represented by proxy at the meeting FOR the passing of
special resolution is adopted, or that a reduction of                    the special resolution attached as Schedule "A" hereto
capital will actually be effected or that one or more                    authorizing the directors to effect a reduction of
distribution(s) will be made to shareholders. Although                   stated capital.
the reduction of capital would permit the payment of
distributions in cash or in securities of a publicly                     Certain Canadian Federal Income Tax Consequences of a
traded entity, determining to proceed with any such                      Special Distribution
action would involve a careful review of ACE Aviation's
financial position and liquidity requirements, and a                     This summary is based upon the current provisions of the
number of other considerations. In view of ACE                           Income Tax Act (Canada) (the "Tax Act") and the
Aviation's liquidity position at the present time, and                   regulations thereunder in force as of the date hereof
the success to date of value surfacing transactions like                 (the "Regulations"), and counsel's understanding of the
the initial public offering of units of Aeroplan Income                  current administrative practices of the Canada Revenue
Fund, it is felt prudent to consider one or more special                 Agency (the "CRA"). This summary takes into account all
distribution(s) to shareholders, or other value                          specific proposals to amend the Tax Act and the
enhancing transactions, from time to time in the near                    Regulations publicly announced by or on behalf of the
and medium term, and to prepare for them by having a                     Minister of Finance (Canada) prior to the date hereof
pre-approved reduction of capital.                                       (the "Proposed Amendments") and assumes that all
                                                                         Proposed Amendments will be enacted in the form
                                                                         proposed. However, there can be no assurance that the
                                                                         Proposed Amendments will be enacted in their current
                                                                         form or at all. This summary does not otherwise take
                                                                         into account or anticipate any

ACE AVIATION [GRAPHIC OMITTED]


changes in the law or administrative practice whether by                 If the special distribution is treated as a return of
legislative, regulatory, administrative, or judicial                     capital, the adjusted cost base of each share to a
action, nor does it take into account tax legislation or                 shareholder that holds shares as capital property would
considerations of any province, territory, or foreign                    be reduced by an amount equal to the amount per share
jurisdiction, which may differ significantly from those                  received on account of the special distribution. If such
discussed herein. This summary is of a general nature                    amount exceeds the adjusted cost base, such shareholder
only and is not intended to be legal or tax advice to                    would be deemed to have realized a capital gain equal to
any particular holder. This summary is not exhaustive of                 such excess.
all federal income tax considerations. Accordingly,
holders of Class A variable voting shares, Class B                       If the special distribution is treated as a deemed
voting shares and preferred shares (collectively "ACE                    dividend, the tax consequences of such dividend would be
Shares") should consult their own tax advisors having                    the same as those applicable to ordinary course
regard to their own particular circumstances.                            dividends paid on our shares described below.

Generally, when a public corporation, as defined in the                  A holder of ACE Shares who, at all relevant times, is
Tax Act, reduces the paid-up capital in respect of a                     resident or deemed to be resident in Canada for the
class of its shares, the amount paid on such reduction                   purposes of the Tax Act (a "Resident Holder") will be
is deemed to be a dividend. However, where the paid-up                   required to include in computing its income for a
capital of the issuer exceeds the amount of the proposed                 taxation year any dividends received or deemed to be
distribution (which is the case for ACE Aviation in                      received, by such holder on the shares. In the case of a
respect of a special distribution), a distribution not                   Resident Holder who is an individual (other than certain
in excess of the amount by which the paid-up capital is                  trusts), such dividends will be subject to the gross-up
reduced may be treated as a tax-free return of capital                   and dividend tax credit rules normally applicable to
(subject to the comments below concerning the reduction                  taxable dividends received from taxable Canadian
of the adjusted cost base of the shares) and not as a                    corporations. A dividend received or deemed to be
dividend where (i) the distribution is made on the                       received by a Resident Holder that is a corporation will
winding-up, discontinuance or reorganization of its                      generally be deductible in computing the corporation's
business or (ii) under the Proposed Amendments where the                 taxable income. A "private corporation" as defined in
amount of the distribution is derived from proceeds                      the Tax Act, or any other corporation controlled,
realized from certain non-ordinary course transactions.                  whether because of a beneficial interest in one or more
More specifically, under the Proposed Amendments, where                  trusts or otherwise, by or for the benefit of an
an amount is paid on a reduction of "paid-up capital" as                 individual (other than a trust) or a related group of
defined in the Tax Act, the amount will be treated as a                  individuals (other than trusts) will generally be liable
return of capital where: (i) the amount may reasonably                   to pay a refundable tax of 33 1/2% under Part IV of the
be considered to be a distribution of proceeds realized                  Tax Act on dividends received or deemed to be received
from a transaction or event that did not occur in the                    on the ACE Shares to the extent such dividends are
ordinary course of business and (ii) the proceeds were                   deductible in computing taxable income for the year. In
received from a transaction or event that occurred no                    the case of a Resident Holder that is a corporation, it
more than 24 months before the return of capital.                        is possible that in certain circumstances, all or part
                                                                         of the amount deemed to be a dividend will be treated as
ACE Aviation intends to apply for an opinion from the                    a capital gain and not as a dividend, except to the
CRA confirming that a special distribution made by ACE                   extent that the corporation was subject to Part IV tax
Aviation on a reduction of its paid-up capital will be                   in respect of the dividend or deemed dividend as
treated as a tax-free return of capital and not as a                     described herein.
deemed dividend under the Proposed Amendments assuming
the special distribution complies with the conditions                    Dividends received or deemed to be received on the
outlined in the Proposed Amendments as summarized above.                 shares by a holder who, at all relevant times, for
No assurance can be given that a favorable opinion will                  purposes of the Tax Act and any applicable income tax
be obtained from the CRA. At the time of payment of the                  convention, is not, and is not deemed to be, resident in
special distribution, we will inform holders whether we                  Canada and does not use or hold, and is not deemed to
have received a favorable opinion from the CRA.                          use or hold, ACE Shares in a business carried on in
                                                                         Canada (a "Non-resident Holder") will be subject to a
                                                                         Canadian withholding tax under the Tax Act. The rate of
                                                                         withholding tax is 25%, although such rate may be
                                                                         reduced under the

ACE AVIATION [GRAPHIC OMITTED]

provisions of an applicable income tax convention                        Shares as part of a hedge, straddle or conversion
between Canada and the Non-resident Holder's country of                  transaction; persons whose functional currency for U.S.
residence.                                                               federal income tax purposes is not the U.S. dollar,
                                                                         partnerships or other entities classified as
United States Federal Income Tax Consequences of a                       partnerships for U.S. federal income tax purposes;
Special Distribution                                                     persons liable for the alternative minimum tax;
                                                                         tax-exempt organizations; or persons holding ACE Shares
United States Holders (as defined below) deciding                        that own or are deemed to own ten percent or more of ACE
whether to vote for the special resolution approving the                 Aviation's voting stock.
reduction in stated capital should be aware that the
receipt of the special distribution will be taxable as a                 This discussion is based on the Internal Revenue Code of
dividend for U.S. federal income tax purposes to the                     1986, as amended, (the "Code") administrative
extent it is paid out of current or accumulated earnings                 pronouncements, judicial decisions and final, temporary
and profits of ACE Aviation. Furthermore, if ACE                         and proposed Treasury regulations, all as currently in
Aviation is classified as a passive foreign investment                   effect. These laws are subject to change, possibly on a
company (or has been so classified during a United                       retroactive basis. United States Holders are urged to
States Holder's holding period of ACE Shares), that                      consult their own tax advisors concerning the U.S.
United States Holder may be subject to adverse                           federal, state, local and foreign tax consequences of
consequences upon the receipt of the special                             the special distribution with respect to their
distribution under the passive foreign investment                        particular circumstances.
company rules. United States Holders are urged to read
the discussion of these matters below and to consult                     As used herein, the term "United States Holder" means a
their own tax advisors concerning the U.S. federal                       beneficial owner of ACE Shares that is, for U.S. federal
income tax consequences in light of their particular                     income tax purposes: a citizen or resident of the United
situations.                                                              States; a corporation, or other entity characterized as
                                                                         a corporation for U.S. federal income tax purposes and
This discussion is of a general nature only and is not                   which is created or organized in or under the laws of
exhaustive of all U.S. federal income tax implications,                  the United States or any political subdivision thereof;
and it is not intended to be, nor should it be construed                 an estate, the income of which is subject to U.S.
to be, legal or tax advice to any particular holder of                   federal income taxation regardless of its source, or a
ACE Shares. No opinion or representation with respect to                 trust if (i) a court within the United States is able to
U.S. federal income tax consequences to any such holder                  exercise primary supervision over the administration of
is made. Accordingly, holders of ACE Shares are urged to                 the trust, and one or more U.S. persons have the
consult their own tax advisors to determine the U.S.                     authority to control all substantial decisions of the
federal, state, local and foreign income and other tax                   trust or (ii) the trust was in existence on August 20,
consequences of the special distribution on ACE Shares,                  1996 and properly elected to be treated as a U.S.
as well as the effect of tax laws of the jurisdictions                   person.
of which they are citizens, residents or domiciliaries
or in which they conduct business.                                       If a partnership, including for this purpose any entity
                                                                         treated as a partnership for U.S. federal income tax
The following is a discussion of certain U.S. federal                    purposes, is a holder of ACE Shares, the U.S. federal
income tax consequences of the special distribution on                   income tax treatment of a partner in such partnership
the ACE Shares, but it does not purport to be a                          will generally depend upon the status of such partner
comprehensive description of all of the tax                              and the activities of the partnership.
considerations that may be relevant to a particular
person's holdings of ACE Shares. The discussion applies                  In compliance with United States Treasury Department
only to United States Holders who hold ACE Shares as                     Circular 230, holders of ACE Shares are hereby notified
capital assets for U.S. federal income tax purposes, and                 that: (A) any discussion of United States federal tax
it does not address foreign, state, local or other                       issues in this section of the circular is not intended
non-U.S. federal income tax consequences. Furthermore,                   nor written to be relied upon, and cannot be relied
it does not describe all of the tax consequences that                    upon, by any particular holder of ACE Shares for the
may be relevant to holders subject to special rules,                     purpose of avoiding penalties that may be imposed on
such as: certain financial institutions and insurance                    such holder under the Code; (B) such discussion is
companies; dealers and traders in securities or foreign                  included herein in connection
currencies; persons holding ACE

ACE AVIATION [GRAPHIC OMITTED]


with the promotion or marketing (within the meaning of                   States Holder's satisfaction of a holding period
Circular 230) of the special distribution; and (C)                       requirement and the United States Holder not treating
holders of ACE Shares should seek advice based on their                  the dividend as "investment income" for purposes of the
particular circumstances from an independent tax                         investment interest deduction rules. Furthermore, if the
advisor.                                                                 dividend is an "extraordinary dividend", certain losses
                                                                         that would otherwise be characterized as short-term
Special Distribution on ACE Shares                                       capital loss will be treated as long-term capital loss.
                                                                         A United States Holder should consult its own tax
Subject to the discussion under "Passive Foreign                         advisor regarding the application of these rules.
Investment Company Rules" below, the gross amount of
distributions paid to United States Holders, including                   Dividends paid in Canadian dollars will be included in a
the special distribution, paid on ACE Shares, will be                    United States Holder's income in a U.S. dollar amount
included in the gross income of such United States                       calculated by reference to the exchange rate in effect
Holder, as a dividend, to the extent paid out of current                 on the date of receipt of the dividend, regardless of
or accumulated earnings and profits of ACE Aviation (as                  whether the Canadian dollars are converted into U.S.
determined under U.S. federal income tax principles).                    dollars. If the dividend is converted into U.S. dollars
The amount of a dividend will include any amounts                        on the date of receipt, United States Holders generally
withheld by ACE Aviation or any paying agent in respect                  should not be required to recognize foreign currency
of Canadian taxes.                                                       gain or loss in respect of the dividend income; however,
                                                                         a conversion at a later date may have U.S. tax
The amount of the dividend will be treated as foreign                    consequences.
source dividend income to United States Holders and will
not be eligible for the dividends received deduction                     Canadian taxes withheld from dividends on ACE Shares
generally allowed to U.S. corporations under the Code.                   generally will be creditable against a United States
                                                                         Holder's U.S. federal income tax liability, subject to
Generally, such dividends will constitute passive income                 applicable limitations that vary depending upon the
for foreign tax credit purposes.                                         United States Holder's particular circumstances. Instead
                                                                         of claiming a credit, a United States Holder may, at its
To the extent that the amount of any special                             election, deduct such otherwise creditable Canadian
distribution exceeds ACE Aviation's current or                           taxes in computing its taxable income, subject to
accumulated earnings and profits for a taxable year, as                  generally applicable limitations under U.S. law. The
determined under U.S. federal income tax principles, the                 rules governing the foreign tax credit are complex and
special distribution will first be treated as a tax-free                 United States Holders are urged to consult their tax
return of capital, causing a reduction in the adjusted                   advisors regarding the availability of the foreign tax
tax basis of the ACE Shares with regard to which the                     credit under their particular circumstances.
distribution was made, and to the extent in excess of
such basis, will be treated as gain from the sale or                     Passive Foreign Investment Company Rules
exchange of such ACE Shares. ACE Aviation will not
calculate its earnings and profits under U.S. federal                    ACE Aviation does not believe that it is currently, or
income tax rules. Therefore, ACE Aviation will not                       is likely to become, a passive foreign investment
provide United States Holders with such information.                     company ("PFIC") for U.S. federal income tax purposes. A
United States Holders should consult their own tax                       corporation organized outside the United States
advisors regarding the amount of the special                             generally will be classified as a PFIC for U.S. federal
distribution that will be treated as a dividend for U.S.                 income tax purposes in any taxable year in which either:
federal income tax purposes.                                             (a) at least 75 percent of its gross income is "passive
                                                                         income", or (b) on average at least 50 percent of the
Dividends received by non-corporate United States                        gross value of its assets is attributable to assets
Holders may be subject to U.S. federal income tax at                     (such as cash) that produce "passive income" or are held
lower rates than other types of ordinary income                          for the production of passive income. Passive income for
(generally 15%) in taxable years beginning on or before                  this purpose generality includes dividends, interest,
December 31, 2008 if certain conditions are met. These                   royalties, rents and gains from commodities and
conditions include ACE Aviation not being classified as                  securities transactions. In determining whether it is a
a PFIC (as defined below), its being eligible for                        PFIC, a foreign corporation is required to take into
benefits under the income tax treaty between Canada and                  account a
the United States, the United

ACE AVIATION [GRAPHIC OMITTED]


pro rata portion of the income and assets of each                        The Board has determined it to be appropriate to
corporation in which it owns, directly or indirectly, at                 maintain the 5% threshold on a fully diluted basis in
least a 25 percent interest.                                             reserve. This would involve an increase in the number of
                                                                         shares that are available for issuance under the Option
Since the PFIC status of ACE Aviation during a taxable                   Plan to reflect a greater number of shares outstanding
year that includes a United States Holder's holding                      as a result of a new issue of shares and convertible
period depends upon the composition of its income and                    debt in early 2005. The approval of shareholders is
assets and the market value of its assets from time to                   required before any such increase can be effective. The
time (including the remainder of the taxable year after                  Board has authorized an increase of the number of shares
the special distribution), there can be no assurance                     available for issuance under the Option Plan from
that ACE Aviation will not be considered a PFIC for any                  5,052,545 to 6,078,882 (representing approximately 5% of
taxable year. If ACE Aviation is treated as a PFIC for                   the fully diluted equity of ACE Aviation and
any taxable year during which a United States Holder                     approximately 6% of the non-diluted equity of ACE
holds ACE Shares, certain adverse consequences,                          Aviation) subject to obtaining shareholder approval at
including not being eligible for the reduced rate of tax                 the meeting.
on certain dividends described above, could apply to the
United States Holder.                                                    Attached as Schedule "B" is the ordinary resolution
                                                                         which will be proposed at the meeting and which approves
We urge you to consult your tax advisors concerning the                  the proposed increase in the number of shares that are
status of ACE Aviation as a PFIC and the tax                             available for issuance under the Option Plan. To be
considerations relevant to the special distribution.                     passed, the ordinary resolution needs to be approved by
                                                                         a majority of the votes cast at the meeting by proxy or
Information Reporting and Backup Withholding                             in person.

Payment of dividends that are made within the United                     If you do not specify how you want your shares voted,
States or through certain U.S.-related financial                         the persons named as proxyholders will cast the votes
intermediaries generally are subject to information                      represented by proxy at the meeting FOR the passing of
reporting to the Internal Revenue Service and to backup                  the ordinary resolution set out as Schedule "B" hereto
withholding unless the United States Holder (i) is a                     authorizing the increase in the number of shares that
corporation or other exempt recipient or (ii) in the                     are available for issuance under the Option Plan.
case of backup withholding, provides a correct taxpayer
identification number and certifies that no loss of                      6. Consideration of other business
exemption from backup withholding has occurred.
                                                                         We will:
The amount of any backup withholding from a payment to a
United States Holder will be allowed as a credit against                 o    report on other items that are significant to our
the U.S. federal income tax liability of the United                           business; and
States Holder and may entitle the United States Holder
to a refund, provided that the required information is                   o    invite questions and comments from shareholders.
furnished to the Internal Revenue Service.
                                                                         If you are not a registered shareholder or proxyholder,
5.   Stock Option Plan                                                   you may be allowed into the meeting after speaking with
                                                                         a representative of CIBC Mellon and if the chair of the
ACE Aviation has reserved for issuance pursuant to its                   meeting allows it.
stock option plan ("Option Plan") 5,052,545 shares which
represented approximately 5% of ACE Aviation's fully
diluted equity at the time the Option Plan was adopted.
Of this amount, 3,692,509 shares are currently subject
to outstanding options. For more information on the
Option Plan please see the "Report on Executive
Compensation by the Governance Committee."

ACE AVIATION [GRAPHIC OMITTED]



THE NOMINATED DIRECTORS
-------------------------------------------------------------------------------

Eleven (11) directors are to be elected at the meeting, each of whom is to hold office until the end of the next annual meeting of shareholders or until their successors are appointed. Pursuant to an investment agreement dated June 23, 2004, Promontoria Holding III B.V., the holder of all of the preferred shares of ACE Aviation, has the right to designate three nominees for election to the Board. In this regard, Promontoria Holding III B.V. has designated Michael Green, W. Brett Ingersoll and Carlton D. Donaway. Pursuant to the investment agreement, Promontoria Holding III B.V. shall maintain the right to designate three nominees for election to the Board until September 30, 2006. Thereafter, the right to designate nominees to the Board shall depend on the percentage of the preferred shares held by Promontoria Holding III B.V. All nominees have established their eligibility and willingness to serve as directors. If prior to the meeting, any of the listed nominees would become unavailable to serve, proxies will be voted for any other nominee or nominees at the discretion of the proxyholder. The table below sets out, among other things, the names of the proposed nominees for election as directors, together with their municipality of residence, the date they became directors, their principal occupation and other principal directorships and committee memberships. Also indicated is the number of shares beneficially owned, directly or indirectly, or over which control was exercised as of September 16, 2005 (including securities of subsidiaries) and the number of options held by each director as of the same date under the Option Plan of ACE Aviation.



BERNARD ATTALI
Paris, France                ACE Aviation director since September 30, 2004

                         Bernard Attali is the Honorary Chairman of Air France
                         Groupe (airline group) and Country Advisor (France)
                         for Texas Pacific Group France (private equity
[GRAPHIC OMITTED]        investment firm). Mr. Attali is also a director of
                         Aeroplan Holding GP Inc., Jazz Air General Partner
                         Inc., and a member of the Governance and Corporate
                         Matters Committee of Aeroplan Holding GP Inc. He was also Vice-Chairman of Deutsche Bank Europe Investment
                         Banking from 1999 to 2000. Mr. Attali has also served as Chairman and Chief Executive Officer of Air France as well as Chairman of IATA and AEA. Mr. Attali is an Officier de la Legion d'Honneur and Titulaire de la
                         Medaille de l'Aeronautique.

                         Member of the Governance and Corporate Matters Committee of the Board ("Governance Committee").

                         5,000 Class A variable voting shares

                         500 units of Aeroplan Income Fund

ACE AVIATION [GRAPHIC OMITTED]


ROBERT E. BROWN
Montreal, Quebec             ACE Aviation director since September 30, 2004

                         Robert E. Brown is President and Chief Executive
                         Officer of CAE Inc. (training solutions for civil
                         aviation and defence customers). Mr. Brown is a
[GRAPHIC OMITTED]        director of Nortel Networks Corporation, Lyrtech, Inc.
                         and Vanguard Aviation Corporation. Mr. Brown is also a director of Aeroplan Holding GP Inc. and Chairman of the Governance and Corporate Matters Committee of
                         Aeroplan Holding GP Inc. Mr. Brown was Chairman of Air
                         Canada from 2003 to 2004 and President and Chief
                         Executive Officer of Bombardier Inc. (aerospace and transportation) from 1999 to 2002. Mr. Brown also held various senior positions in federal ministries with economic vocations, including the position of Associate Deputy Minister in the Department of
                         Regional Industrial Expansion, his last position before leaving public office.

                         Member of the Governance Committee.

                         10,000 Class B voting shares

                         11,000 units of Aeroplan Income Fund


CARLTON D. DONAWAY
Redmond, Washington          ACE Aviation director since December 15, 2004

                         Carlton D. Donaway is Senior Advisor-Operations for
                         Cerberus Capital Management, L.P. (private equity
                         investment firm) and has over 27 years of experience
[GRAPHIC OMITTED]        in the air-express, logistics, ocean-freight and
                         overland-transportation industries. Mr. Donaway is also a director of ACTS General Partner Inc. Mr.
                         Donaway was Executive Chairman of DHL Holdings USA
                         (shipping) from 2003 to 2004, Chairman, President and
                         Chief Executive Officer of Airborne Inc. (shipping) from 2002 to 2003 and President and Chief Executive
                         Officer of ABX Air Inc. (shipping, charter services and aircraft maintenance) from 1992 to 2003.

                         Member of the Governance Committee.

                         Nil shares held

MICHAEL GREEN
Radnor, Pennsylvania         ACE Aviation director since September 30, 2004

                         Michael Green is Managing Director and
                         President-Operations for Cerberus Capital Management,
                         L.P. (private equity investment firm). Mr. Green is a
[GRAPHIC OMITTED]        director of SSA Global, Teleglobe, Anchor Glass
                         Container and several companies which are privately held by Cerberus. Mr. Green has a multi-industry operations background in aerospace, transportation, telecommunications and software systems. Prior to joining Cerberus, Mr. Green was the General Managing
                         Partner of Tenx Capital Management. Prior to Tenx, Mr.
                         Green was the Chief Executive Officer of several privately held companies, Trispan Solutions and Naviant Technology. Mr. Green began his career at General Electric Company where he worked in several operating departments and held positions in engineering, manufacturing, sales, marketing and general management.

                         Lead Director of the Board and Chair of the Governance Committee.

                         Nil shares held

                         10,000 units of Aeroplan Income Fund

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ACE AVIATION [GRAPHIC OMITTED]


W. BRETT INGERSOLL
New York, New York           ACE Aviation director since September 30, 2004

                         W. Brett Ingersoll is the Managing Director of
                         Cerberus Capital Management, L.P. (private equity
                         investment firm), a senior member of its Private
[GRAPHIC OMITTED]        Equity Practice and a member of its Investment
                         Committee. Mr. Ingersoll is also a director of Aeroplan Holding GP Inc. and a member of the Governance and Corporate Matters Committee of Aeroplan
                         Holding GP Inc. Prior to joining Cerberus in 2002, Mr.
                         Ingersoll was a Partner at JPMorgan Partners (formerly
                         Chase Capital Partners) from 1993 to 2002 (private equity investment firm). Mr. Ingersoll is a director of various public and private companies including
                         Coram Health Care, IAP Worldwide Services, Inc.,
                         Talecris Bio Therapeutics, Inc., and Endura Care, LLC.

                         Member of the Audit Committee.

                         Nil shares held

PIERRE MARC JOHNSON
Montreal, Quebec             ACE Aviation director since September 30, 2004

                         Pierre Marc Johnson is of Counsel to the offices of
                         the Canadian law firm Heenan Blaikie LLP and advises
                         various Governments and International Organizations.
[GRAPHIC OMITTED]        Mr. Johnson is a director of St-Lawrence Cement
                         (Ciment St-Laurent) Inc., Vincor International Inc.,
                         Orthosoft Inc. and First National AlarmCap Income
                         Fund. He is also a trustee of Aeroplan Income Fund and a member of its Governance and Corporate Matters
                         Committee. During his career in Public Office, Mr.
                         Johnson became Quebec's Premier in 1985 and then
                         Leader of the Opposition. He had previously been Minister of Labor and Manpower, Financial
                         Institutions, Social Affairs, Intergovernmental
                         Affairs and Attorney General.

                         Member of the Governance Committee.

                         5,000 Class B voting shares

                         5,000 units of Aeroplan Income Fund

RICHARD H. McCOY
Toronto, Ontario             ACE Aviation director since August 3, 2005

                         Richard H. McCoy is a corporate director. Mr. McCoy is
                         a director of Rothmans Inc., Aberdeen Asia-Pacific
                         Income Fund Ltd., ID Biomedical Corp., Canadian Mini
[GRAPHIC OMITTED]        Warehouse Properties and the Canadian Stage Company.
                         Mr. McCoy has over 35 years experience in the investment industry. From May 1997 to October 31,
                         2003, Mr. McCoy was Vice-Chairman, Investment Banking at TD Securities. Prior to joining TD Securities in
                         1997, Mr. McCoy was deputy Chairman of CIBC Wood Gundy
                         Securities.

                         Member of the Governance Committee.

                         2,000 Class B voting shares

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ACE AVIATION [GRAPHIC OMITTED]


JOHN T. McLENNAN
Mahone Bay, Nova Scotia      ACE Aviation director since September 30, 2004

                         John T. McLennan is a corporate director. Mr. McLennan
                         is a director of Hummingbird Ltd., Amdocs Ltd., Emera,
                         Manitoba Telephone Systems (Vice-Chairman) and Medisys
[GRAPHIC OMITTED]        Health Services. Mr. McLennan is also a trustee of
                         Aeroplan Income Fund and a member of the Governance and Corporate Matters Committee of Aeroplan Holding GP
                         Inc. Mr. McLennan was recently Vice-Chairman and Chief
                         Executive Officer of Allstream. Prior to that position, he served as AT&T Canada's Vice Chairman and Chief Executive Officer. He was also the founding
                         President of Jenmark Consulting Inc., President and
                         Chief Executive Officer of Bell Canada, President of
                         Bell Ontario as well as Chairman, President and Chief
                         Executive Officer of BCE Mobile Communications Inc.
                         Mr. McLennan has served as President and Chief
                         Executive Officer of Cantel Wireless and Executive
                         Vice President of Mitel Communications Inc.

                         Member of the Audit Committee.

                         10,000 Class B voting shares

                         20,000 units of Aeroplan Income Fund


ROBERT A. MILTON
Westmount, Quebec            ACE Aviation director since June 29, 2004

                         Robert A. Milton is Chairman, President and Chief
                         Executive Officer of ACE Aviation and Chairman of Air
                         Canada. Mr. Milton is also the Chairman of Aeroplan
[GRAPHIC OMITTED]        Holding GP Inc. and Chairman of Jazz Air General
                         Partner Inc. and ACTS General Partner Inc. Mr. Milton was previously President and Chief Executive Officer of Air Canada. Having joined Air Canada in 1992, Mr.
                         Milton moved from Senior Director of Scheduling to Vice-President, Scheduling and Product Management,
                         Senior Vice-President, Marketing and In-Flight
                         Service, Executive Vice-President and finally Chief
                         Operating Officer in 1999.

                         1,552 Class B voting shares

                         1,010,509 options

                         5,000 units of Aeroplan Income Fund

ACE AVIATION [GRAPHIC OMITTED]


DAVID I. RICHARDSON
Grafton, Ontario             ACE Aviation director since September 30, 2004

                         Mr. Richardson is a corporate director. Mr. Richardson
                         is a director and Chairman of the audit committee of
                         Husky Injection Holding Systems Ltd. Mr. Richardson is
[GRAPHIC OMITTED]        also a director of Air Canada and Jazz Air General
                         Partner Inc., a trustee of Aeroplan Income Fund and a member of the Audit, Finance and Risk Committee of Aeroplan Holding GP Inc. Mr. Richardson is the former
                         Chairman of Ernst & Young Inc. (Canada) and a former
                         Executive Partner of Ernst & Young LLP. Mr. Richardson joined its predecessor Clarkson, Gordon & Co. in 1963 and was appointed President of The Clarkson Company
                         Limited in 1982. Mr. Richardson was also a member of the Management and Executive Committees of Ernst &
                         Young LLP, national managing partner of the firm's
                         Corporate Finance practice and the senior partner in the Corporate Recovery and Restructing practice until retirement from the partnership in 2002.

                         Chair of the Audit Committee.

                         10,000 Class B voting shares

                         15,000 units of Aeroplan Income Fund

MARVIN YONTEF
Toronto, Ontario             ACE Aviation director since June 29, 2004

                         Marvin Yontef is a senior partner with the Canadian
                         law firm Stikeman Elliott LLP acting on a wide range
                         of commercial activities including mergers and
[GRAPHIC OMITTED]        acquisitions, corporate finance and corporate
                         reorganizations. Mr. Yontef is also a director of Air
                         Canada, Aeroplan Holding GP Inc., ACTS General Partner
                         Inc. and a member of the Governance and Corporate
                         Matters Committee of Aeroplan Holding GP Inc.

                         Member of the Governance Committee.

                         5,000 Class B voting shares

                         5,000 units of Aeroplan Income Fund

ACE AVIATION [GRAPHIC OMITTED]


REMUNERATION OF DIRECTORS

The Board's compensation is designed to attract and retain highly talented and experienced directors, leading to the long-term success of the Corporation. This requires that directors be adequately and competitively compensated.

Non-executive directors of ACE Aviation receive a retainer of $75,000 per year. The Chair of the Audit Committee and the Chair of the Governance Committee, respectively, receive an additional retainer of $20,000 and $10,000 per year. The members of the Audit Committee and the members of the Governance and Corporate Matters Committee, respectively, receive an additional retainer of $10,000 and $5,000 per year. The Lead Director of the Board receives an additional retainer of $37,500 per year.

Directors of ACE Aviation who are also directors of Air Canada receive an additional retainer of $20,000 per year. Non-executive directors of Air Canada who are not directors of ACE Aviation receive an annual retainer of $35,000.

Directors of ACE Aviation who are also trustees of Aeroplan Income Fund or directors of Aeroplan Holding GP Inc. receive an additional retainer of $20,000 per year. Non-executive directors of Aeroplan Holding GP Inc. who are not directors of ACE Aviation receive an annual retainer of $30,000. They also receive an additional retainer of $15,000 and $7,500, respectively, if they chair the Audit, Finance and Risk Committee or the Governance and Corporate Matters Committee of Aeroplan Holding GP Inc. Members of the Audit, Finance and Risk Committee and of the Governance and Corporate Matters Committee of Aeroplan Holding GP Inc. receive, respectively, an additional retainer of $5,000 and $2,500.

Directors of ACE Aviation who are directors of Jazz Air General Partner Inc. or ACTS General Partner Inc. receive an additional retainer of $10,000 per year. Non-executive directors of such companies who are not directors of ACE Aviation receive an annual retainer of $25,000.

Transportation privileges are granted to directors of ACE Aviation in line with industry practice.

CERTAIN PROCEEDINGS

To the knowledge of ACE Aviation, each of the following proposed nominees for election as directors of ACE Aviation had, in the last 10 years, been a director of a company that, while the nominee was acting in that capacity, made a proposal under legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors:

(i) Following the acquisition of Canadian Airlines International Ltd. ("CAIL") by Air Canada in 2000, Robert A. Milton became a director of CAIL. Thereafter, CAIL restructured under the Companies' Creditors Arrangement Act (Canada) ("CCAA") pursuant to a plan of compromise which became effective on July 5, 2000. CAIL's common shares and non-voting shares were suspended from trading by the Toronto Stock Exchange ("TSX") on June 27, 2000 and delisted on July 6, 2000. Mr. Milton was also President and Chief Executive Officer of Air Canada when it filed for protection under the CCAA on April 1, 2003;

(ii) Pierre Marc Johnson was a director of Air Canada when it filed for protection under the CCAA on April 1, 2003;

(iii) Robert E. Brown was a director of Air Canada when it filed for protection under the CCAA on April 1, 2003. Mr. Brown was also a director of Nortel Networks Corporation when, on or about May 31, 2004, cease trade orders were issued against directors, officers and certain other current and former employees of Nortel Networks Corporation and Nortel Networks Limited (collectively, "Nortel Networks"). The management cease trade orders were imposed in response to the failure by Nortel Networks to file certain financial statements with the Canadian securities regulators; and

(iv) John T. McLennan was the Chief Executive Officer of AT&T Canada when it filed for protection under the CCAA on October 15, 2002.

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ACE AVIATION [GRAPHIC OMITTED]



STATEMENT OF GOVERNANCE PRACTICES
-------------------------------------------------------------------------------

The Board has adopted comprehensive governance practices, including the creation of structures and the implementation of processes that enable the Board to carry out its responsibilities effectively.

The Board has adopted a written charter whereby it assumes, among other things, the following responsibilities: (i) the stewardship of the Corporation and its business and is accountable to shareholders for the performance of the Corporation, (ii) selecting, monitoring, evaluating and compensating the Chief Executive Officer and other senior executives, (iii) reviewing and approving management's strategic and business plans, (iv) reviewing and approving the Corporation's financial objectives, plans and actions, (v) monitoring corporate performance against strategic business plans and (vi) ensuring ethical behaviour and compliance with laws and regulations. In addition, specific guidelines defining the scope and duties of the Board and those of management have been adopted. The charter of the Board establishes which decisions require prior Board approval, such as the approval of interim and annual financial statements, strategic and business plans, the raising of capital, major organizational restructurings, material acquisitions and divestitures and major corporate policies.

In the period from September 30, 2004 to December 31, 2004, the Board met six
(6) times.

National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices came into force on June 30, 2005. The Governance Committee and the Board are in the process of reviewing our corporate governance practices with a view to being compliant in accordance with the transition periods provided in such instruments.

The Board has extensively reviewed the Corporation's governance practices and concludes that we comply with the TSX guidelines for corporate governance. The table below lists the TSX guidelines and tells you how we are meeting each one.

-------------------------------------------------------------------------------

1.   The Board should explicitly assume
     responsibility for stewardship of the
     Corporation and specifically for:

(a)  Adoption of a strategic planning process.             In 2004, Air Canada was restructured pursuant to a consolidated plan of reorganization, compromise and arrangement under the Companies'
                                                           Creditors Arrangement Act (Canada), the Canada Business Corporations
                                                           Act and the Business Corporations Act (Alberta) ("Plan"). The Plan was
                                                           approved by Air Canada's creditors and became effective on September
                                                           30, 2004. Pursuant to the Plan, ACE Aviation became the holding company under which Air Canada and its subsidiaries are held.

                                                           As part of the restructuring process, management developed a new business strategy for ACE Aviation which consists of the following:

                                                           (i)   a competitive cost structure;

                                                           (ii)  redesign of the network, including flying to new international destinations and improving aircraft utilization;

                                                           (iii) a new revenue model based on simplified low fares;

                                                           (iv)  development of newly established stand-alone entities to their fullest individual potential including,

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ACE AVIATION [GRAPHIC OMITTED]

                                                                 where appropriate,
                                                                 through the pursuit of third party sources of business.

                                                           Furthermore, pursuant to its charter, the Board assumes the responsibility of reviewing and approving management's strategic and business plans.

(b)  Identification of the principal risks of              The Audit Committee assumes the responsibility of identifying and
     the Corporation's business and ensuring               addressing material financial and other risks of the business and
     implementation of appropriate systems to              affairs of the Corporation and makes recommendations to the Board.
     manage these risks.
                                                           The Audit Committee also reviews and discusses with management, the internal audit department and the external auditor, all major financial risk exposures and the steps management takes to monitor/control those exposures.

(c)  Succession planning, including                        The Governance Committee assumes the responsibility of reviewing on
     appointing, training and monitoring                   an ongoing basis management's organization plans and essential
     senior management                                     elements of succession plans for executive management so as to ensure that successors have been identified and that their career development is appropriate in the context of the challenges facing the organization. To this end, the Governance Committee meets from time to time with potential successors to all new positions and addresses the retention of key successors.

(d) Communications policy                                  The Corporation has a Public Disclosure Policy. The policy addresses, inter alia, disclosure of information to the financial community, basic disclosure guidelines, and mandatory and voluntary disclosure of information as well as electronic communications. The Audit
                                                           Committee reviews on an ongoing basis the public disclosure policy and ensures its consistency with current developments and best practices.

                                                           The Corporation communicates regularly with the media and the financial community to discuss its results. This communication takes the form of press releases, conference calls, conferences and meetings.


(e)  Integrity of internal control and                     The Audit Committee assumes the responsibility of monitoring the
     management information systems                        performance of the internal financial and accounting controls of the
                                                           Corporation. The Audit Committee also obtains from the internal audit department and the external auditor internal control recommendations and reviews the response of management to those recommendations.

ACE AVIATION [GRAPHIC OMITTED]


2.   A majority of directors should be                     The Board has adopted the policy that it shall at all times be
     "unrelated":                                          constituted of a majority of individuals who are independent. Based on the information received from each director and having taken into account the independence criteria set forth below, the Board concluded that all directors of the Corporation, with the exception of the
                                                           Chairman, President and Chief Executive Officer, Robert A. Milton and
                                                           Marvin Yontef are independent and unrelated.

3.   The Board has responsibility for applying             The Board defines an "independent director" as a director who is: (a)
     the definition of "unrelated director" to             not a member of management and is free from any interest and any
     each individual director and for                      business, family or other relationship which could reasonably be
     disclosing annually the analysis of the               perceived to materially interfere with the director's ability to act
     application of the principles supporting              with a view to the best interests of the Corporation, other than
     this definition and whether the Board has             interests and relationships arising solely from holdings in the
     a majority of unrelated directors.                    Corporation, (b) not currently, or has not been (and who does not have an immediate family member who is currently or has been) within the last three years, an officer, employee of or material service provider to the Corporation or any of its subsidiaries or affiliates; and (c)
                                                           not a director, officer, employee or significant shareholder of an entity that has a material business relationship with the Corporation.

4.   The Board should appoint a committee of               The Governance Committee is composed exclusively of outside directors
     directors composed exclusively of outside             (i.e. non-management) who, based on the independence criteria set
     directors, a majority of whom are                     forth above, are all independent, except for Marvin Yontef. The
     "unrelated" directors, with responsibility            Governance Committee assumes the responsibility of recommending the
     for proposing new nominees to the board               slate of candidates for directors to be nominated for election by
     and for assessing directors on an ongoing             shareholders at annual meetings.
     basis.

5.   The Board should implement a process, to              The Governance Committee assumes the responsibility of assessing the
     be carried out by an appropriate                      effectiveness of the Board, the committees of the Board and the
     committee, for assessing the                          contribution of individual directors on an annual basis.
     effectiveness of the Board, its
     committees and the contribution of
     individual directors.

6.   The Board should provide an orientation and           The Governance Committee put in place an orientation and continuing
     education program for new directors.                  education program for new directors on the Board. More specifically, new directors are invited to attend orientation sessions with group branch executives of the Corporation as well as with the Chairman,
                                                           President and Chief Executive Officer to improve their understanding of the Corporation's business.

7.   The Board should examine its size and                 The size of the Board was examined in 2004 as part of the Plan. The
     undertake, where appropriate, a program               Board believes that its present size is appropriate and contributes to
     to establish the size of the Board which              its effectiveness. Furthermore, the Governance Committee reviews on an
     facilitates effective decision-making.                ongoing basis

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ACE AVIATION [GRAPHIC OMITTED]

                                                           criteria regarding the composition of the Board and
                                                           committees of the Board, such as size, proportion of inside to outside directors and qualifications including relatedness and independence and makes recommendations to the Board.

8.   The Board should review the adequacy and              The Governance Committee assumes the responsibility of reviewing the
     form of compensation of directors in                  adequacy and form of compensation of directors in the context of the
     light of the risks and responsibilities               responsibilities and risks involved in being an effective director,
     involved in being an effective director.              including making recommendations to the Board with respect to the actual remuneration and benefits provided to directors.

9.   Committees of the Board should generally              The Audit Committee is composed entirely of outside directors who are
     be composed of outside directors, a                   independent. The Governance Committee is composed entirely of outside
     majority of whom are unrelated although               directors who are independent, except for Marvin Yontef.
     some board committees may include one or
     more inside directors.

10.  The Board should assume responsibility                The Governance Committee has responsibility for the Corporation's
     for, or assign to a committee of                      responses to the TSX guidelines. This Governance Committee makes
     directors responsibility for, developing              recommendations to the Board with respect to the monitoring, adoption
     the approach to corporate governance                  and disclosure of corporate governance guidelines in effect from time
     issues. The committee would, among other              to time and reviews those guidelines once a year. The Governance
     things, be responsible for the                        Committee is in the process of reviewing National Policy 58-201
     corporation's responses to these                      Corporate Governance Guidelines and National Instrument 58-101
     governance guidelines.                                Disclosure of Corporate Governance Practices with a view to being compliant in accordance with the transition periods provided in such instruments and continues to be proactive in implementing good corporate governance practices. 11. The Board, together with the
                                                           President and Chief Executive Officer, should develop position The
                                                           Board has adopted a written charter which sets out descriptions for the Board and for the Chief its role and responsibilities and the decisions of Executive Officer, including the definition of the management which require prior Board approval. The limits to management's responsibilities. The Board Governance Committee is in the process of developing a should approve or develop corporate objectives position description for the Chairman, President and which the President and Chief Executive Officer is Chief Executive Officer.
                                                           responsible for meeting.

                                                           The Governance Committee carries out an annual review of the Chief
                                                           Executive Officer's performance during the year and establishes corporate objectives the Chief Executive Officer is responsible for meeting during the forthcoming year. Also, the Governance Committee, in consultation with the Chief Executive Officer, assesses the performance of management on an annual basis. The performance assessment is based inter alia on the accomplishment of objectives, the achievement of profit targets, the return on investment/equity, meeting consistent performance expectations, leadership and integrity.

ACE AVIATION [GRAPHIC OMITTED]

12.  The Board should implement structures                 The Governance Committee assumes the responsibility of in place so
     and procedures which ensure that it can               that the ensuring that appropriate structures and procedures are Board
     function independently of management.                 can function independently of management. The Board has concluded that the fact that Robert A. Milton occupies both the office of Chairman of the Board and the office of President and Chief Executive Officer of
                                                           ACE Aviation does not impair the ability of the Board to act independently of management. Moreover, Michael Green, an outside and independent director, has been appointed as Lead Director to the
                                                           Board.

                                                           The Lead Director assumes responsibility, among other things, for: (i)
                                                           ensuring that the relative responsibilities of the Board and management are clearly understood and respected, (ii) ensuring that the Board works as a cohesive team and providing the requisite leadership to achieve this, (iii) ensuring that the resources available to the Board are adequate to support its work, and (iv)
                                                           adopting procedures to ensure that the Board can conduct its work effectively and efficiently.

                                                           On the occasion of each Board meeting, non-management directors meet under the chairmanship of the Lead Director.

13.  The audit committee should be composed of             The Audit Committee is composed entirely of independent directors in
     only unrelated directors. The Board                   accordance with Multilateral Instrument 52-110 - Audit Committees. The
     should adopt a charter for the audit                  Board has adopted a charter for the Audit Committee. The charter sets
     committee, which sets out the roles and               out the roles and responsibilities of the Audit Committee, including
     responsibilities of the committee. The                reviewing annual and other financial information, the services
     audit committee should have direct                    performed by the external auditors, the Corporation's accounting
     communication channels with the internal              systems and internal controls, establishing policies and procedures
     and the external auditors to discuss and              regarding accounting practices and reporting to the the Board. The
     review specific issues as appropriate.                charter contains a requirement for financial literacy and the Audit
     The audit committee duties should include             Committee has determined that all the members are financially literate
     oversight responsibility for management               and have accounting or related financial expertise.
     reporting on internal control. While it
     is management's responsibility to design              The Audit Committee is specifically mandated to oversee management's
     and implement an effective system of                  responsibility as to the adequacy of the supporting systems of
     internal control, it is responsibility of             internal financial and accounting controls and to provide independent
     the audit committee to ensure that                    communication between the Board and the external auditor.
     management has done so.

14.  The Board should implement a system to                The charter of each of the Audit Committee and the Governance
     enable an individual director to engage               Committee provides that such committees may retain independent
     an outside advisor at the Corporation's               advisors at the expense of the Corporation. These advisors are
     expense in appropriate circumstances. The             authorized to carry out investigations into any matter within the
     engagement of the outside advisor should              scope of the respective committee's responsibility.
     be subject to the approval of an
     appropriate committee of the Board.

ACE AVIATION [GRAPHIC OMITTED]

COMMITTEES
----------------------------------------------------------------------------------------------------------


The Board has two standing committees:                     o    Determine whether to recommend the
                                                                approval by the Board of financial
o        the Audit Committee; and                               statements and the financial disclosure
                                                                in any annual information forms, earnings
o        the Governance Committee.                              press releases, prospectuses and other
                                                                similar documents.
This section includes reports from each
committee, which tell you about its members,               o    Review and approve the release of the
responsibilities and activities.                                Corporation's quarterly financial
                                                                statements.
Audit Committee
                                                           o    Review with management, the external
                                                                auditor and legal counsel, the
ACE Aviation is required by law to have an                      Corporation's procedures to ensure
audit committee. The objectives of the Audit                    compliance with applicable laws and
Committee include the following:                                regulations.

o    Assist the Board in the discharge of its              o    Meet with the Corporation's external
     responsibility to monitor the component                    auditor to review and approve their audit
     parts of the Corporation's financial                       plan.
     reporting and audit process.
                                                           o    Review and approve estimated audit and
o    Maintain and enhance the quality,                          audit-related fees and expenses.
     credibility and objectivity of the
     Corporation's financial reporting and to              o    Review and approve, prior to the
     satisfy itself and oversee management's                    commencement of such work, the nature of
     responsibility as to the adequacy of the                   all non-audit services, as permitted by
     supporting systems of internal financial                   securities legislation and regulations,
     and accounting controls.                                   to be provided by the Corporation's
                                                                external auditor.
o    Assist the Board in its oversight of the
     independence, qualifications and                      o    Evaluate the performance of the external
     appointment of the external auditor.                       auditor.

o    Monitor the performance of the internal               o    Review the mandate of and the services
     financial and accounting controls and of                   provided by the internal audit
     the internal and external auditors.                        department.

o    Provide independent communication between             o    Review significant emerging accounting
     the Board and the internal and external                    and reporting issues.
     auditors.
                                                           o    Review policies and procedures for the
o    Facilitate in-depth and candid                             receipt, retention and treatment of
     discussions between the Audit Committee                    complaints received by the Corporation
     and management and the external auditor                    from employees, shareholders and other
     regarding significant issues involving                     stakeholders regarding accounting issues
     judgment and impacting quality of                          and financial reporting.
     controls and reporting.
                                                           o    Review risk management systems and
The Audit Committee's responsibilities include                  controls, especially in relation to
the following:                                                  derivatives, foreign currency exposure,
                                                                hedging and insurance.
o    Monitor and review the quality and
     integrity of the Corporation's accounting             o    Review and approve the Corporation's
     and financial reporting process through                    Public Disclosure Policy.
     discussions with management, the external
     auditor and the internal auditor.                     o    Identify and address material financial
                                                                and other risks to the business and
                                                                affairs of the Corporation and make
                                                                recommendations in that regard to the
                                                                Board.

ACE AVIATION [GRAPHIC OMITTED]

o    Review and approve policies relating to               o    Put in place an orientation and
     the financial control, conduct,                            continuing education program for new
     regulation and administration of                           directors on the Board.
     subsidiary companies.
                                                           o    Ensure corporate compliance with
o    Review, monitor and approve the Corporate                  applicable legislation including
     Donations Policy.                                          directors' and officers' compliance.

o    Review actual financial performance                   o    Review proposed amendments to the
     compared to budget.                                        Corporation's by-laws.

The Audit Committee met three (3) times in the             o    Make recommendations to the Board with
period from September 30, 2004 to December 31,                  respect to monitoring, adoption and
2004.                                                           disclosure of corporate governance
                                                                guidelines.
The Audit Committee is currently composed of:
                                                           o    Review criteria regarding personal
Members:      David I. Richardson (Chair)                       qualifications for Board membership, such
              W. Brett Ingersoll                                as background, experience, technical
              John T. McLennan                                  skills, affiliations and personal
                                                                characteristics.
Please refer to the section of the Annual
Information Form of ACE Aviation titled "Audit             o    Recommend the slate of candidates for
Committee" for additional information on the                    directors to be nominated for election by
Audit Committee.                                                shareholders at annual meetings of
                                                                shareholders.
Governance Committee
                                                           o    Recommend the types, charters and
The objectives of the Governance Committee are                  composition of the Board committees.
as follows:
                                                           o    Recommend the nominees to the
o    Assist the Board in fulfilling its                         chairmanship of the Board committees.
     responsibilities by ensuring that
     corporate governance guidelines are                   o    Review and make recommendations relative
     adopted, disclosed and applied.                            to non-management nominees of the
                                                                Corporation to the boards of subsidiaries
o    Provide an appropriate oversight in the                    of the Corporation.
     field of human resources and compensation
     as well as succession planning.                       o    Review and approve on behalf of the Board
                                                                the compensation paid to officers of the
The Governance Committee's responsibilities                     Corporation.
include the following:
                                                           o    Review and approve corporate goals,
o    Review criteria regarding the composition                  objectives and business performance
     of the Board and committees of the Board,                  measures relevant to the compensation of
     such as size, qualifications, relatedness                  the Chief Executive Officer, evaluate the
     and independence.                                          Chief Executive Officer's performance in
                                                                light of those goals, objectives and
o    Review the adequacy and form of                            business performance measures, and set
     compensation of directors.                                 the Chief Executive Officer's
                                                                compensation level based on this
o    Review and develop position descriptions                   evaluation.
     for the Board and for the Chairman,
     President and Chief Executive Officer.                o    Review and make recommendations to the
                                                                Board with respect to incentive
o    Ensure that appropriate structures and                     compensation plans and equity based plans
     procedures are in place so that the Board                  and any amendments thereto.
     can function independently of management.
                                                           o    Review on an ongoing basis management's
                                                                organization plans and essential elements
                                                                of succession plans for executive
                                                                management.

                                                           The Governance Committee met twice in the
                                                           period from September 30, 2004 to December 31,
                                                           2004.

ACE AVIATION [GRAPHIC OMITTED]


The Governance Committee is currently composed of:

Members:      Michael Green (Chair)
              Bernard Attali
              Robert E. Brown
              Carlton D. Donaway
              Pierre Marc Johnson
              Richard H. McCoy
              Marvin Yontef

ACE AVIATION [GRAPHIC OMITTED]



COMPENSATION OF CERTAIN EXECUTIVE OFFICERS
-------------------------------------------------------------------------------

The following summary compensation table shows certain compensation information for Robert A. Milton, the Chairman, President and Chief Executive Officer of ACE Aviation, M. Robert Peterson, the Chief Financial Officer and the other three highest compensated executive officers (the "Named Executive Officers") of the Corporation as at December 31, 2004. The Corporation is the successor to Air Canada pursuant to the Plan. For ease of reference, the table contains the aggregate compensation paid to the Named Executive Officers by Air Canada and by the Corporation.


                                             SUMMARY COMPENSATION TABLE

--------------------------------------------------------------------------------------------------------------------------
                                                Annual Compensation                     Long-term Compensation
                                              ----------------------------------------------------------------------------
                                                                                            Awards
                                                                                         ---------------------------------
                                                                                           Securities Under Options/SARs
                                                                                                    Granted(#)
                                                                                         --------------------------------



                                                                           Other(3)
                                                                           Annual
Name and Principal Position             Year   Salary (1)   Bonus(2)    Compensation
                                                    ($)         ($)          ($)         Options(4)    SARs(5)     PPPs(6)
--------------------------------------------------------------------------------------------------------------------------
Robert A. Milton                        2004    953,063            Nil     52,187        1,010,509        Nil         Nil

Chairman, President and Chief           2003  1,049,375            Nil     49,358              Nil        Nil     480,836

Executive Officer, ACE                  2002  1,073,333            Nil     55,035              Nil     15,333     216,301


M. Robert Peterson(8)                  (2004)   391,050            Nil        Nil           50,000        Nil         Nil

Chief Financial Officer, ACE            2003    414,333            Nil        Nil              Nil        Nil     104,251

                                        2002    425,333            Nil        Nil              Nil      2,934      46,897


Montie R. Brewer                        2004    416,759        100,000        Nil          300,000        Nil         Nil

President and Chief Executive           2003    376,667        100,000        Nil              Nil        Nil      94,774

Officer, Air Canada                     2002    300,000            Nil        Nil          225,000        Nil      42,633


Paul E. Brotto(9)                      (2004)   377,910            Nil        Nil          150,000        Nil         Nil

Executive Vice President, Planning &    2003    362,542            Nil        Nil              Nil        Nil      91,220

Cost Management, Air Canada             2002    372,167            Nil        Nil              Nil      2,566      41,034


Lise Fournel                            2004    342,169            Nil        Nil           30,000        Nil         Nil

Chief Information Officer, Air Canada   2003    362,542            Nil        Nil              Nil        Nil      91,220

and President, Destina                  2002    372,167            Nil        Nil              Nil      2,566      41,034

--------------------------------------------------------------------------------------------------------------------------

CHART CONTINUED




----------------------------------------------------------------------------------

                                       -----------------------
                                               Payouts
                                       -----------------------





                                         Restricted   Long-term
                                         Shares or    Incentive
                                         Restricted     Plan      All Other(7)
Name and Principal Position                 Share     Payouts     Compensation
                                           Units ($)    ($)           ($)
--------------------------------------------------------------------------------
Robert A. Milton                                Nil          Nil    31,040

Chairman, President and Chief                   Nil          Nil       Nil

Executive Officer, ACE                          Nil          Nil       Nil


M. Robert Peterson(8)                           Nil          Nil    (8,690)

Chief Financial Officer, ACE                    Nil          Nil       Nil

                                                Nil          Nil       Nil


Montie R. Brewer                                Nil          Nil     7,416

President and Chief Executive                   Nil          Nil       Nil

Officer, Air Canada                             Nil          Nil       Nil


Paul E. Brotto(9)                               Nil          Nil     9,288

Executive Vice President, Planning &            Nil          Nil       Nil

Cost Management, Air Canada                     Nil          Nil       Nil


Lise Fournel                                    Nil          Nil     7,925

Chief Information Officer, Air Canada           Nil          Nil       Nil

and President, Destina                          Nil          Nil       Nil

----------------------------------------------------------------------------------



(1) The amounts in this column for 2003 and 2004 reflect reductions from the base salaries of Named Executive Officers during fiscal years 2003 and 2004. In accordance with the 2003 and 2004 Management Salary Reduction Program, the base salary for the Chairman, President and Chief Executive Officer of ACE Aviation was reduced by 15% in June 2003 and 5% in July 2004. The base salaries of other Named Executive Officers were reduced by 10% in June 2003 and 2.5% in July 2004.

(2) The amount in this column for 2004 represents payments to Mr. Brewer pursuant to his employment agreement.

(3) Perquisites and other personal benefits for fiscal year 2004 do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus for the Named Executive Officers with the exception of Mr. Milton. The amount in this column for Mr. Milton includes compensation attributable to residence costs.

(4) The stock options granted prior to September 30, 2004 were cancelled without compensation pursuant to the Plan. The stock options in this column for 2004 were granted on October 3, 2004 pursuant to the Plan, wherein a maximum of 3% of the fully diluted equity of ACE Aviation could be granted in the form of options upon emergence from the restructuring proceedings.

(5) The share appreciation rights granted in 2002 were cancelled without compensation pursuant to the Plan.

(6) The performance points granted in 2002 and 2003 were cancelled without compensation as part of the restructuring process of Air Canada which became effective on September 30, 2004.

(7) The amounts in this column for 2004 represent settlement of a claim that was filed on behalf of the Named Executive Officers as part of the restructuring process of Air Canada in respect of lost wages, holidays, vacation and foregone Employee Share Ownership Plan company matches for 2002 and 2003. The settlement was in the form of shares of ACE Aviation which were valued at $20.00 per share upon issuance.

(8) Mr. Peterson became the Executive Vice-President, Finance and Chief Financial Officer of Aeroplan Holding GP Inc. on September 1, 2005.

(9)  Mr. Brotto retired on April 1, 2005.

ACE AVIATION [GRAPHIC OMITTED]

AGGREGATE COMPENSATION

The aggregate compensation paid by ACE Aviation and its subsidiaries to the Corporation's 27 full-time officers for services rendered during the financial year ended December 31, 2004 was $10,053,913. The value of the perquisites and other personal benefits received in respect of the financial year ended December 31, 2004 by these officers of the Corporation does not exceed 10% of the above-mentioned cash remuneration.

OPTION GRANTS

The following table details option grants made to Named Executive Officers during the most recently completed financial year.

                            OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR(1)

------------------------- ----------------- ------------------- ------------- --------------------- ------------------
                                                % of Total                      Market Value of
                             Securities      Options Granted                   Underlying Options
                           Under Options     to Employees in      Exercise       on the Date of
          Name                Granted         Financial Year       Price       Grant ($/Security)    Expiration Date
------------------------- ----------------- ------------------- ------------- --------------------- ------------------
Robert A. Milton              1,010,509            33.38%          $20.00            $20.00          October 3, 2011
------------------------- ----------------- ------------------- ------------- --------------------- ------------------
M. Robert Peterson(2)            50,000             1.65%          $20.00            $20.00          October 3, 2011
------------------------- ----------------- ------------------- ------------- --------------------- ------------------
Montie R. Brewer                300,000             9.90%          $20.00            $20.00          October 3, 2011
------------------------- ----------------- ------------------- ------------- --------------------- ------------------
Paul E. Brotto(3)               150,000             4.95%          $20.00            $20.00          October 3, 2011
------------------------- ----------------- ------------------- ------------- --------------------- ------------------
Lise Fournel                     30,000              .99%          $20.00            $20.00          October 3, 2011
------------------------- ----------------- ------------------- ------------- --------------------- ------------------

(1) For details as to the material terms of the option grants, including the date of exercisability, please refer to "Report on Executive Compensation by the Governance Committee".
(2) Mr. Peterson became the Executive Vice-President, Finance and Chief Financial Officer of Aeroplan Holding GP Inc. on September 1, 2005.
(3)  Mr. Brotto retired on April 1, 2005.

OPTION EXERCISES

The following table details the aggregated option exercises during the most recently completed financial year and the option values at financial year-end.

           AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUE

------------------------- ------------- ------------ ------------------------------ ----------------------------------
          Name             Securities    Aggregate     Exercisable/Unexercisable                Value of
                          Acquired on      Value                                        Exercisable/Unexercisable
                            Exercise     Realized          Options at FY-End         in-the-Money Options at FY-End
------------------------- ------------- ------------ ------------- ---------------- ---------------- -----------------
                                                     Exercisable    Unexercisable     Exercisable    Unexercisable(1)
------------------------- ------------- ------------ ------------- ---------------- ---------------- -----------------
Robert A. Milton              Nil           Nil          Nil         1,010,509            Nil         $15,733,625
------------------------- ------------- ------------ ------------- ---------------- ---------------- -----------------
M. Robert Peterson(2)         Nil           Nil          Nil            50,000            Nil            $778,500
------------------------- ------------- ------------ ------------- ---------------- ---------------- -----------------
Montie R. Brewer              Nil           Nil          Nil           300,000            Nil          $4,671,000
------------------------- ------------- ------------ ------------- ---------------- ---------------- -----------------
Paul E. Brotto(3)             Nil           Nil          Nil           150,000            Nil          $2,335,500
------------------------- ------------- ------------ ------------- ---------------- ---------------- -----------------
Lise Fournel                  Nil           Nil          Nil            30,000            Nil            $467,100
------------------------- ------------- ------------ ------------- ---------------- ---------------- -----------------

(1) Based on the closing price of the voting shares ($35.57) on December 31, 2004.
(2) Mr. Peterson became the Executive Vice-President, Finance and Chief Financial Officer of Aeroplan Holding GP Inc. on September 1, 2005.
(3)  Mr. Brotto retired on April 1, 2005.

ACE AVIATION [GRAPHIC OMITTED]


EQUITY COMPENSATION PLAN INFORMATION

----------------------------------- -------------------------- ------------------------ ------------------------------

          Plan category              Number of securities to      Weighted-average          Number of securities
                                     be issued upon exercise      exercise price of        remaining available for
                                     of outstanding options      outstanding options    future issuance under equity
                                                                                             compensation plans
----------------------------------- -------------------------- ------------------------ ------------------------------
Equity compensation plans                   3,692,509                  $23.89                     1,360,036
approved by securityholder(s) (1)
----------------------------------- -------------------------- ------------------------ ------------------------------

(1) As at September 1, 2005

PENSION PLAN

ACE Aviation provides its executive officers with a non-contributory, final average earnings defined benefit registered pension plan and a defined benefit supplemental executive retirement plan (the "SERP") integrated with the Canada/Quebec Pension Plan(s). The defined benefit SERP is a partially funded supplemental arrangement that provides retirement income beyond the limitations of the registered pension plan.

Benefits are calculated by multiplying 2% per year of service (maximum 35 years) times the final average annual salary (excluding bonuses, honoraria and special allowances) during the executive's highest paid 36 successive months of company service and subtracting an amount equal to .25% times the Canada/Quebec pension plans average annual yearly maximum pensionable earnings during the same 36 month period used to determine the executive's average annual salary times the executive's years of service after December 31, 1965.

The following table shows typical annual benefits payable under this pension arrangement on December 31, 2004, to individuals 65 years of age.


                               PENSION PLAN TABLE

---------------------------- ---------------------------------------------------------------------------------------
Final Average Earnings ($)                                      Years of Service
---------------------------- ----------------- ---------------- ----------------- ---------------- -----------------
                                    15               20                25               30                35
---------------------------- ----------------- ---------------- ----------------- ---------------- -----------------
          150,000                  43,506            58,008           72,510            87,013           101,515
---------------------------- ----------------- ---------------- ----------------- ---------------- -----------------
          175,000                  51,006            68,008           85,010           102,013           119,015
---------------------------- ----------------- ---------------- ----------------- ---------------- -----------------
          200,000                  58,506            78,008           97,510           117,013           136,515
---------------------------- ----------------- ---------------- ----------------- ---------------- -----------------
          225,000                  66,006            88,008          110,010           132,013           154,015
---------------------------- ----------------- ---------------- ----------------- ---------------- -----------------
          250,000                  73,506            98,008          122,510           147,013           171,515
---------------------------- ----------------- ---------------- ----------------- ---------------- -----------------
          300,000                  88,506           118,008          147,510           177,013           206,515
---------------------------- ----------------- ---------------- ----------------- ---------------- -----------------
          400,000                 118,506           158,008          197,510           237,013           276,515
---------------------------- ----------------- ---------------- ----------------- ---------------- -----------------
          500,000                 148,506           198,008          247,510           297,013           346,515
---------------------------- ----------------- ---------------- ----------------- ---------------- -----------------
          750,000                 223,506           298,008          372,510           447,013           521,515
---------------------------- ----------------- ---------------- ----------------- ---------------- -----------------
         1,000,000                298,506           398,008          497,510           597,013           696,515
---------------------------- ----------------- ---------------- ----------------- ---------------- -----------------
         1,250,000                373,506           498,008          622,510           747,013           871,515
---------------------------- ----------------- ---------------- ----------------- ---------------- -----------------
         1,500,000                448,506           598,008          747,510           897,013         1,046,515
---------------------------- ----------------- ---------------- ----------------- ---------------- -----------------

Note:  Rounding has been used in the above calculations.

ACE AVIATION [GRAPHIC OMITTED]

In the event of death after five years of service, 50% of the accrued benefit to date of death is payable to the individual's surviving spouse as a monthly lifetime pension or as a commuted lump sum. In the event of death in retirement, 50% of the paid benefit is payable to the individual's surviving spouse as a monthly lifetime pension. Other optional forms of payment are available on an actuarial equivalent basis.

As of December 31, 2004 the years of credited service were as follows: Mr. Milton, 25.67 years; Mr. Peterson, 26.75 years; Mr. Brewer, 2.75 years, Mr Brotto, 32.5 years; and Ms. Fournel, 25.66 years.

ACE AVIATION [GRAPHIC OMITTED]


EXECUTIVE EMPLOYMENT CONTRACTS                             terminated by Air Canada for any reason other
                                                           than just cause, disability or retirement.
During the first quarter of 2005, the
Corporation revised the terms of the                       REPORT ON EXECUTIVE COMPENSATION BY THE
employment arrangements with Robert A. Milton              GOVERNANCE COMMITTEE
to update his employment terms and to secure
his continued employment with the Corporation              With a new corporate structure in place and a
for an additional three-year term. The new                 new business plan, ACE Aviation is
employment arrangements were negotiated and                well-positioned to face the demands of a
reviewed by the Governance Committee, who                  challenging market and to create value for
received advice from external consultants                  shareholders. To achieve its vision, the
regarding prevailing market practices.                     Corporation needs a strong and capable
                                                           executive team that can bring it to a new
Under the new employment arrangements, Mr.                 level of profitability and growth. ACE
Milton's base salary, benefits and perquisites             Aviation's Executive Compensation Program is
remain unchanged from those in effect as of                designed to attract, retain and motivate the
the end of 2004. Mr. Milton is eligible to                 key people the Corporation needs to meet its
receive a bonus, subject to achieving targeted             strategic plans. In addition, by closely
financial performance thresholds under the                 linking executives' and shareholders'
Corporation's business plan, of a minimum of               interests through incentive compensation, the
75%, and a maximum of 150%, of his base                    Executive Compensation Program contributes to
salary. Mr. Milton had the right under his                 the achievement of profitable growth for
previous employment arrangements to receive a              shareholders.
payment of $5.68 million if he left the
Corporation. This right was renegotiated and               In 2005, the Executive Compensation Program
the Corporation now has a contingent                       was reviewed to align it with the
obligation to incur this expense (or a portion             Corporation's new direction. With the
thereof) and, before any such amount is paid,              Corporation's four corporate goals in mind:
it will be offset by other amounts received or             Ensuring Safety and Security; Working Together
receivable by Mr. Milton (other than base                  to Achieve Growth and Success; Delivering a
salary and bonuses, if any), including                     Great Customer Experience; and Achieving
proceeds from the exercise of options,                     Best-in-Class Profitability, the Program's
severance payments and other distribution                  components were reviewed to ensure market
payments. The vesting periods for options                  competitiveness and continued shareholder
granted to Mr. Milton under the Option Plan of             value. The Governance Committee has direct
ACE Aviation have been established so that 25%             access to independent compensation advisors.
of Mr. Milton's options have now vested,
another 6.25% will vest on October 3, 2005 and             This report provides an overview of the
the remaining 68.75% (approximately 50% of                 Corporation's Executive Compensation Program.
which are subject to the Corporation achieving
targeted financial performance thresholds)                 EXECUTIVE COMPENSATION PROGRAM
will vest over a three-year period ending
December 31, 2007. If Mr. Milton's employment              ACE Aviation's Executive Compensation Program
is terminated without cause, he will be                    emphasizes incentive compensation linked to
entitled to receive a severance payment equal              the Corporation's annual and long-term
to two times his annual salary and bonus. In               financial performance to ensure that
the event of the completion of certain                     executives' interests are linked to those of
value-enhancing transactions for ACE Aviation              shareholders. Compensation levels are based on
and its shareholders, Mr. Milton will be                   those offered at other airlines and companies
entitled to incentive rewards under his                    of comparable size. The Corporation aims at
employment arrangements.                                   rewarding its executives at the median
                                                           compensation level offered in its reference
Air Canada has also entered into an employment             group, for performance that meets corporate
agreement with one other Named Executive                   goals. The Corporation's reference group
Officer, namely Montie R. Brewer, and his                  includes 22 large Canadian companies.
agreement provides, among other things, for a
pension credit of five years of pensionable                The Corporation's Executive Compensation
service upon completion of five years of Air               Program is made up of five components: a base
Canada service and a severance amount equal to             salary, variable compensation in the form of
two years of his annual base salary plus the               an annual incentive plan and profit-sharing, a
right to early retirement with the five years              stock option plan,
pension credit in the event he is
involuntarily

ACE AVIATION [GRAPHIC OMITTED]

benefits and perquisites. These five                       members based on the employee's basic salary
components are evaluated together to determine             earnings compared to the earnings of all
the appropriate compensation level for                     employees.
executives.
                                                           Stock Option Plan
Base Salary
                                                           As part of the implementation of the Plan on
Competitive base salaries are established by               September 30, 2004, the Option Plan of ACE
the Governance Committee based on the                      Aviation was established. The persons eligible
responsibilities, contribution, experience and             to receive options ("Eligible Optionees") are
skill set of the executive. The Governance                 the directors or officers and may include
Committee also considers equity within the                 senior managers and other employees, as the
officer group and salaries offered in the                  Governance Committee may determine, who are in
Corporation's reference group for similar                  key positions with the Corporation or its
positions when reviewing base salaries. The                subsidiaries. This Option Plan is designed to
Governance Committee's policy for base                     create a direct link between management's and
salaries aims at providing the median                      shareholders' interests, since the full value
compensation level offered in the                          of the Option Plan can only be obtained when
Corporation's reference group. However, base               the Corporation's stock appreciates over a
salaries can be set below or above the median              number of years.
depending on each executive's profile. In past
years, executives' base salaries have been set             Options granted are based on the Eligible
below policy levels because of the                         Optionee's position and annual compensation,
Corporation's financial situation.                         taking into account the market price of the
                                                           shares and each Eligible Optionee's potential
The base salary of the Chairman, President and             contribution to ACE Aviation's success in a
Chief Executive Officer of ACE Aviation was                given year. The terms of the grants are
reduced by 15% in June 2003 and by a further               determined by the Board. The maximum number of
5% in 2004. Base salaries of the other Named               shares that can be issued under the Option
Executive Officers were reduced by 10% in 2003             Plan is currently 5,052,545 or approximately
and by a further 2.5% in 2004.                             5% of the non-diluted equity of ACE Aviation
                                                           (or 4.16% of the fully-diluted equity of ACE
Incentive Compensation                                     Aviation). Of this amount, 3,692,509 shares
                                                           are currently subject to outstanding options
The Annual Incentive Plan provides employees               representing approximately 3.65% of the
who are in a position to significantly affect              non-diluted equity of ACE Aviation (or 3.04%
the financial results of the Corporation with              of the fully-diluted equity of ACE Aviation).
an opportunity for additional performance                  A resolution will be proposed at the meeting
based compensation. Plan participants are                  to increase the number of shares that can be
eligible to receive amounts which are                      issued under the Option Plan. See "Business of
currently linked to the achievement of defined             the Meeting". The aggregate number of shares
results, specifically, earnings before                     reserved for issuance at any time to any one
interest, taxes, depreciation and aircraft                 Eligible Optionee shall not exceed 5% of the
rent (EBITDAR). The actual amount of the award             outstanding Class B voting shares and Class A
is also influenced by individual performance.              variable voting shares. The aggregate number
                                                           of shares issued to any one insider within any
Profit-Sharing Plan                                        one-year period shall not exceed 5% of the
                                                           outstanding Class B voting shares and Class A
Annual Profit Sharing based on the achievement             variable voting shares. The Option Plan
of each business unit's results and ACE                    provides that the options will have an
Aviation's consolidated results is offered to              exercise price of not less than 100% of the
all employees to ensure that all employees                 market price of the underlying shares at the
share in the Corporation's success and work                time of grant. The market price of the
together to achieve corporate goals. Under                 underlying shares at the time of grant is
this plan, an annual pool of funds is                      equal to the greater of the (i) closing price
established based on a percentage of adjusted              of the underlying shares on the TSX ending on
pre-tax profits of the business unit (70%) and             the last trading day before the day on which
ACE Aviation (30%). The pool of funds is then              the option is granted and (ii) the average of
distributed to plan                                        the high and low trading prices of the
                                                           underlying shares on the TSX for the five
                                                           trading day period ending on the last trading
                                                           day before the day


ACE AVIATION [GRAPHIC OMITTED]


on which the option is granted. The Option                 subject to a one-year holding period which
Plan provides that the term of the options                 ends on October 3, 2005 and (ii) 6.25% of
shall not be more than ten (10) years from the             granted options vest on October 3, 2005 and
date of grant. The vesting of options granted              (iii) the remaining 68.75% as follows: (a) 50%
under the Option Plan are determined by the                vest in three instalments on December 31,
Board at the time of the grant. Options                    2005, 2006 and 2007 and (b) 50% vest in three
granted under the Plan may not be assigned or              instalments on December 31, 2005, 2006 and
transferred.                                               2007 provided the Corporation meets the
                                                           board-approved financial performance
The Board may, subject to regulatory approval,             thresholds linked to the business plan for
amend the Option Plan at any time provided                 those years (if targets are not met, options
that no such amendment may materially affect               will be forfeited unless otherwise approved by
any rights previously granted to a participant             the Governance Committee). The terms of the
under the Option Plan without the consent of               grant provide that vested options can be
such participant. If a participant's                       exercised over a period of seven (7) years
employment is terminated for "gross                        from the date of the grant at an exercise
misconduct", unexercised options shall                     price of 100% of the market price of the
terminate forthwith. If a participant's                    underlying shares at the time of the grant.
employment is terminated without cause, such
participant may exercise his or her vested                 Benefits
options within thirty (30) days after a notice
of termination of employment has been given.               Group benefits and the executive pension plan
                                                           are aligned with the median of the
To provide a meaningful incentive, and to                  Corporation's reference group. Please refer to
promote retention among the executive team,                the "Pension Plan Table".
options were granted in October 2004 on an
accelerated three-year basis. The Governance               Perquisites
Committee granted options to purchase a total
of 3,027,509 shares of ACE Aviation at a price             Perquisites are aligned with the median of the
of $20.00 per share representing approximately             Corporation's reference group. Perquisites
3% of the fully diluted equity of ACE                      include leased automobiles, a medical top-up
Aviation. In addition, options to purchase a               plan and financial counselling.
total of 750,000 shares have been granted to
executives hired in 2005 and to an existing                Chairman, President and Chief Executive
senior vice-president.                                     Officer Compensation

Vesting of options granted in October 2004                 The Governance Committee, in consultation with
under the Option Plan is as follows: (i) 50%               the Board, formally assesses the performance
of granted options vest in four equal                      of the Chairman, President and Chief Executive
instalments, the first instalment on October               Officer of ACE Aviation based on financial and
3, 2005 and the remaining three instalments on             non-financial measurements to determine an
December 31, 2006, 2007 and 2008 and (ii) the              appropriate compensation level. The Governance
remaining 50% vest in four equal instalments               Committee's policy on base salaries aims at
on December 31, 2005, 2006, 2007 and 2008                  providing the Chairman, President and Chief
provided the Corporation meets the financial               Executive Officer with a base salary at the
thresholds linked to the business plan for                 median level offered in the Corporation's
those years (if targets are not met, options               reference group. As a result of the salary
will be forfeited unless otherwise approved by             reductions (as detailed below), his base
the Governance Committee). The terms of the                salary is currently below market median. The
grant made in October 2004 provide that vested             Chairman, President and Chief Executive
options can be exercised over a period of                  Officer's base salary was reduced by 15% in
seven (7) years from the date of the grant at              2003 and by 5% in 2004, while the base
an exercise price of 100% of the market price              salaries of other Named Executive Officers
of the underlying shares at the time of the                were reduced by 10% in 2003 and by 2.5% in
grant.                                                     2004.

In the case of options granted to the
Chairman, President and Chief Executive
Officer of ACE Aviation, the vesting of
options is as follows: (i) 25% of granted options vested upon conclusion of Mr. Milton's new employment arrangements but are

ACE AVIATION [GRAPHIC OMITTED]


Submitted by the Governance and Corporate
Matters Committee of the Board.

Members:        Michael Green (Chair)
                Bernard Attali
                Robert E. Brown
                Carlton D. Donaway
                Pierre Marc Johnson
                Richard H. McCoy
                Marvin Yontef

ACE AVIATION [GRAPHIC OMITTED]


PERFORMANCE GRAPHS
-------------------------------------------------------------------------------

The following performance graphs compare the total cumulative return of a $100 investment in the Class A variable voting shares and Class B voting shares of the Corporation made on October 4, 2004 with the cumulative return on the S&P/TSX Composite Index for the period beginning on October 4, 2004 and ended August 31, 2005.







[GRAPHIC OMITTED]







[GRAPHIC OMITTED]

ACE AVIATION [GRAPHIC OMITTED]


OTHER IMPORTANT INFORMATION
---------------------------------------------------------------------------------------------------------


DIRECTORS' AND OFFICERS' LIABILITY INSURANCE               MAIL SERVICE INTERRUPTION

ACE Aviation has acquired and is maintaining               If there is a mail service interruption prior
directors' and officers' liability insurance               to a shareholder mailing a completed proxy to
for the benefit of the directors and officers              CIBC Mellon, it is recommended that the
of ACE Aviation and its subsidiaries. The                  shareholder deposit the completed proxy, in
coverage limit of such insurance is                        the envelope provided, at any of the following
US$200,000,000 per occurrence and US                       offices of CIBC Mellon:
$200,000,000 in the annual aggregate. The
coverage for ACE Aviation became effective as
Air Canada emerged from its restructuring                  Alberta                       Ontario
process on September 30, 2004 and protects the
directors and officers for allegations of                  600 The Dome Tower            200 Queen's Quay East
alleged "wrongful acts" in the conduct of                  6th Floor                     Unit 6
their activities as directors and officers. In             333 - 7th Avenue S.W.         Toronto, Ontario
respect of the first US$175,000,000 of the                 Calgary, Alberta
limit of insurance afforded under this policy,
"prior acts" coverage has been extended to the             British Columbia              Quebec
insureds. The premium for this period of
insurance is US$3,323,849. Where ACE Aviation              1066 West Hastings St.        2001 University Street
grants indemnification to any insured person               The Oceanic Plaza             Suite 1600
under the corporate by-laws, ACE Aviation                  Suite 1600                    Montreal, Quebec
assumes a US$2,500,000 deductible for each                 Vancouver, B.C.
loss.
                                                           Manitoba                      Nova Scotia
INDEBTEDNESS OF DIRECTORS AND OFFICERS
                                                           One Lombard Place             1660 Hollis Street
As at September 16, 2005, the Corporation or               Suite 750                     4th Floor
its subsidiaries had not made any loan to                  Winnipeg, Manitoba            Halifax, Nova Scotia
officers, directors, employees or former
officers, directors and employees of the                   SHAREHOLDER PROPOSALS FOR OUR 2006 ANNUAL MEETING
Corporation or its subsidiaries.
                                                           We will include proposals from shareholders
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL              that comply with applicable laws in next
TRANSACTIONS                                               year's management proxy circular for our 2006
                                                           annual shareholder meeting. Please send your
On September 30, 2004, as part of Air Canada's             proposal to us by February 1, 2006.
restructuring process, Promontoria Holding III
B.V. invested $250 million in the Corporation
in consideration for the issuance of
12,500,000 preferred shares of ACE Aviation.
Promontoria Holding III B.V. is an affiliate
of Cerberus Capital Management, L.P. Michael
Green (Radnor, Pennsylvania), Carlton D.
Donaway (Redmond, Washington) and W. Brett
Ingersoll (New York, New York), all nominees
for election to the Board at the meeting, are
respectively President-Operations, Senior
Advisor - Operations and Managing Director at
Cerberus Capital Management, L.P.

CHAIRMAN'S PREROGATIVE

The chair of the meeting reserves the right to withdraw any of the resolutions submitted at the meeting.

ACE AVIATION [GRAPHIC OMITTED]


HOW TO REQUEST MORE INFORMATION
-------------------------------------------------------------------------------------------------------



DOCUMENTS YOU CAN REQUEST                                  How to sign up - non-registered shareholders

You can ask us for a copy of the following                 You are a non-registered shareholder if your
documents at no charge:                                    bank, trust company, securities broker or
                                                           other financial institution (your nominee)
o    ACE Aviation's annual report for the year             holds your shares for you.
     ended December 31, 2004, which includes
     our consolidated financial statements                 If you are not sure whether you are a
     together with the accompanying auditors'              non-registered shareholder, please contact
     report;                                               CIBC Mellon at 1-800-387-0825.

o    our management discussion and analysis                To sign up, go to the website
     related to such annual consolidated                   www.investordeliverycanada.com and follow the
     financial statements;                                 instructions.

o    any interim financial statements that
     were filed after the consolidated
     financial statements for the year ended
     December 31, 2004;

o    our management discussion and analysis
     related to such interim financial
     statements; and

o our Annual Information Form for the year ended December 31, 2004.

Please write to Shareholder Relations of ACE
Aviation at Air Canada Centre 1190, c/o
Shareholder Relations, 5100 de Maisonneuve
Boulevard West, Montreal, Quebec, H4A 3T2.

These documents are also available on our website at www.aircanada.com and on SEDAR at www.sedar.com. All of our news releases are also available on our website.

RECEIVING INFORMATION ELECTRONICALLY

You can choose to receive electronically all of our corporate documents, such as this circular and our annual report. We will send you an email telling you when they are available on our website. If you do not sign up for this service, we will continue to send you these documents by mail.

How to sign up - registered shareholders

You are a registered shareholder if your name appears on your share certificate.

If you are not sure whether you are a
registered shareholder, please contact CIBC
Mellon at 1-800-387-0825.

To sign up go to the website www.
cibcmellon.com/electronicdistribution and
follow the instructions.

ACE AVIATION [GRAPHIC OMITTED]



                                  SCHEDULE "A"
          SPECIAL RESOLUTION REGARDING THE REDUCTION OF STATED CAPITAL


"BE IT RESOLVED THAT:

1. The directors of the Corporation are hereby authorized without further action on the part of the shareholders to: (i) make one or more special distribution(s) to shareholders of an aggregate amount of up to $300 million as a return of capital paid on the Class A variable voting shares, Class B voting shares and preferred shares (the "Special Capital Distribution") and (ii) to declare in such circumstances that the stated capital maintained in respect of each of the Class A variable voting shares, the Class B voting shares and the preferred shares of the Corporation be reduced pursuant to subsection 38(1) of the Canada Business Corporations Act immediately prior to the payment of the Special Capital Distribution(s) by the amount of the Special Capital Distribution(s) paid on each class of shares according to the terms and conditions set out in the articles of the Corporation. The directors are hereby granted the authority to determine the exact amount of the reduction of stated capital for each class of shares up to an aggregate maximum amount of $300 million for the three classes, to determine the exact time(s) at which this reduction will be effective, to effect the reduction of stated capital and to make the corresponding Special Capital Distribution(s) to shareholders in cash, in securities of a publicly traded entity or by any other means deemed appropriate by the directors. Such authority given to the directors shall automatically lapse at the end of the next annual meeting of shareholders of the Corporation;

2. The board of directors be authorized to revoke, at its sole discretion, this special resolution at any time before it is acted upon without the requirement to obtain any further approval from the shareholders; and

3. Any director or officer of the Corporation be authorized and directed for and in the name of and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered, all such documents and instruments, and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary or desirable to carry out the intent of this special resolution."

ACE AVIATION [GRAPHIC OMITTED]


                                  SCHEDULE "B"
              ORDINARY RESOLUTION REGARDING THE STOCK OPTION PLAN


"BE IT RESOLVED THAT:

1. The Stock Option Plan of the Corporation be amended to increase the aggregate number of Class A variable voting shares and/or Class B voting shares issuable under the plan from 5,052,545 to 6,078,882;

2. The board of directors be authorized to revoke, at its sole discretion, this ordinary resolution at any time before it is acted upon without the requirement to obtain any further approval from the shareholders; and

3. Any director or officer of the Corporation be authorized and directed for and in the name of and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered, all such documents and instruments, and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary or desirable to carry out the intent of this resolution."

                                                                   Document 2

                                                              FOR USE BY HOLDERS
                                                              OF CLASS  B VOTING
                                                              SHARES ONLY

                                [GRAPHIC OMITTED]
                           ACE AVIATION HOLDINGS INC.
                                      PROXY

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF ACE AVIATION HOLDINGS INC. ("ACE AVIATION") IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 10, 2005 (the "Meeting").

The undersigned holder of Class A variable voting shares of ACE Aviation, hereby appoints Robert A. Milton or, failing him, Michael Green or, failing him, Sydney John Isaacs, or instead of any of the foregoing, _______________________________ as such holders proxyholder, with full power of substitution, to attend, act and vote on my behalf in respect of all matters that may come before the Meeting, and at any and all adjournments thereof to the same extent and with the same power as if the undersigned were personally present thereat and with authority to vote and act in such proxyholder's discretion with respect to amendments or variations to matters referred to in the notice of Meeting and with respect to other matters which may properly come before the Meeting. The proxyholder is hereby directed to vote, or withhold from voting, including on any ballot that may be called for, the shares represented by this Proxy in accordance with the instructions of the undersigned indicated below. If no choice is indicated for any particular item specified above, the shares represented by this Proxy will be voted FOR such item. The undersigned hereby revokes any prior proxy or proxies relating to the shares represented by this Proxy and ratifies and confirms all that the proxyholder may do by virtue of this appointment, provided that such proxyholder votes in accordance with the instructions set out herein.



(1)   ELECTION OF DIRECTORS                                                 (3)    STATED CAPITAL REDUCTION
      The nominees proposed by the management of ACE Aviation
      are detailed in the Management Proxy Circular                                Passing a special resolution, attached as
                                                                                   Schedule "A" to the Management Proxy
      /_/  Vote for all nominees    /_/ Withhold voting for all nominees           Circular, authorizing the directors to effect
                                                                                   a reduction in the stated capital of the Class A
(2)   APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS AUDITOR                         variable voting shares, Class B voting shares
                                                                                   and preferred shares.
      /_/  Vote For                 /_/  Withhold from voting
                                                                            (4)    STOCK OPTION PLAN
DECLARATION OF CANADIAN STATUS
                                                                                   Passing an ordinary resolution, attached as
The undersigned certifies that it has made reasonable inquiries as to              Schedule "B" to the Management Proxy Circular,
the Canadian status of the registered holder and the beneficial owner              increasing the number of shares that are
of the shares represented by proxy and has read the definitions found              available for issuance under the Stock Option
on the reverse side so as to make an accurate Declaration of Canadian              Plan of ACE Aviation.
status. The undersigned hereby certifies that the shares represented
by this Proxy are, owned and Controlled(1) by a Canadian(2):                       /_/  Vote for            /_/  Vote against

/_/         Yes            /_/   No

If you do not complete this Declaration of canadian status or if it is determined by ACE Aviation or its transfer agent that you incorrectly indicated (through inadvertence or otherwise) that the shares represented by this Proxy are owned and Controlled by a Canadian, the shares represented by this Proxy will be deemed to be owned and Controlled by a person that is not a Canadian.


DATE:_______________________      _____________________________________
                                  (Signature of Shareholder)

NUMBER OF SHARES REPRESENTED BY
THIS PROXY: ___________           _____________________________________
                                  (Name of Shareholder)

_______________________________________

CONTROL NUMBER:
_______________________________________

____________________________

1)  See definition of "Control" on the reverse side of this proxy

2)  See definition of "Canadian" on the reverse side of this proxy

INSTRUCTIONS FOR COMPLETION OF THIS PROXY:

1. This Proxy must be dated and signed by the holder of the shares represented by this Proxy, or his or her attorney duly authorized in writing, or if the shareholder is a corporation or other legal entity, by an authorized officer or attorney. If the signatory is acting in a fiduciary or representative capacity, provide full particulars of such appointment and authority.

2. A shareholder has the right to appoint a person to attend and act for him or her and on his or her behalf at the Meeting other than any of the persons designated in this form of proxy. Such right may be exercised by filling in the name of such person in the blank space provided on the other side of this Proxy. A person appointed as nominee to represent a shareholder need not be a shareholder of ACE Aviation. A person appointed as proxyholder must be present at the Meeting to vote and may be required to certify whether such person is a Canadian (as defined below).

3. If this Proxy is undated, it will be deemed to be dated the date on which it was mailed on behalf of ACE Aviation.

4. Any of the joint holders of shares of ACE Aviation may sign a form of proxy in respect of such shares but, if more than one of them is present at the Meeting or represented by proxyholder, then that one of them whose name appears first in the register of the holders of such shares, or that ones proxyholder, will alone be entitled to vote in respect thereof.

5. Proxies must be received by ACE Aviations transfer agent, CIBC Mellon Trust Company, at its principal Corporate Trust Offices in Halifax, Montreal, Toronto, Vancouver, Calgary or Winnipeg, prior to 4:00 p.m. (Montreal time) on November 8, 2005 or with the Secretary of the Meeting prior to commencement of the Meeting on the day of the Meeting or on the day of any adjournment thereof. The addresses of such Corporate Trust Offices are found on page 41 of the Management Proxy Circular.

DEFINITIONS:

"Canadian" means:

(a) a Canadian citizen (as defined below) or a permanent resident (as defined below),
(b)  a government in Canada or an agent of such a government, or
(c) a corporation or other entity that is incorporated or formed under the laws of Canada or a province, that is controlled in fact by Canadians and of which at least 75% of the voting interests are owned and controlled by Canadians.

"Canadian citizen" means,

(a)  a person who was born in Canada after February 14, 1977;
(b) a person who was born outside of Canada after February 14, 1977 and at the time of his or her birth one of his or her parents, other than a parent who adopted him or her, was a Canadian citizen;
(c) a person who has been granted or has acquired citizenship and, in the case of a person who is 14 years of age or over on the day that he or she is granted citizenship, he or she has taken the oath of citizenship;
(d)  a person who was a citizen immediately before February 15, 1977; or
(e) a person who was entitled, immediately before February 15, 1977, to become a citizen under paragraph 5(1)(b) of the former Canadian Citizenship Act.

"Control" means control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, an agreement or arrangement, the ownership of any body corporate or otherwise, and, without limiting the generality of the foregoing, a body corporate is deemed to be controlled by a person if securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are held, otherwise than by way of security only, by or for the benefit of that person; and the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate; and a partnership or unincorporated organization is deemed to be controlled by a person if an ownership interest therein representing more than 50% of the assets of the partnership or organization is held, otherwise than by way of security only, by or for the benefit of that person.

"Permanent resident" means a person who:
(a) has been granted lawful permission to come into Canada to establish permanent residence,
(b)  has not become a Canadian citizen, and
(c) has not left or remained outside Canada with the intention of abandoning Canada as that persons place of permanent residence,
(d) or had a deportation order made against him which has not been quashed or stayed; and
(e) has not resided outside Canada for more than 183 days in any 12 month period unless that person satisfies an immigration officer or an adjudicator, as the case may be, that such person did not intend to abandon Canada as such persons place of permanent residence.

                                                                   Document 3

                                                             FOR USE BY HOLDERS
                                                             OF CLASS  B VOTING
                                                             SHARES ONLY

                                [GRAPHIC OMITTED]
                            ACE AVIATION HOLDINGS INC.
                                      PROXY

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF ACE AVIATION HOLDINGS INC. ("ACE AVIATION") IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 10, 2005 (the "Meeting").

The undersigned holder of ClassB voting shares of ACE Aviation, hereby appoints Robert A. Milton or, failing him, Michael Green or, failing him, Sydney John Isaacs, or instead of any of the foregoing, _______________________________ as such holders proxyholder, with full power of substitution, to attend, act and vote on my behalf in respect of all matters that may come before the Meeting, and at any and all adjournments thereof to the same extent and with the same power as if the undersigned were personally present thereat and with authority to vote and act in such proxyholders discretion with respect to amendments or variations to matters referred to in the notice of Meeting and with respect to other matters which may properly come before the Meeting. The proxyholder is hereby directed to vote, or withhold from voting, including on any ballot that may be called for, the shares represented by this Proxy in accordance with the instructions of the undersigned indicated below. If no choice is indicated for any particular item specified above, the shares represented by this Proxy will be voted FOR such item. The undersigned hereby revokes any prior proxy or proxies relating to the shares represented by this Proxy and ratifies and confirms all that the proxyholder may do by virtue of this appointment, provided that such proxyholder votes in accordance with the instructions set out herein.


(1)   Election of directors                                                 (3)    Stated capital reduction
      The nominees proposed by the management of ACE
      Aviation are detailed in the Management Proxy                                Passing a special resolution, attached as
      Circular                                                                     Schedule "A" to the Management Proxy Circular,
                                                                                   authorizing the directors to effect a reduction
                                                                                   in the stated capital  of the Class A variable
      /_/  Vote for all nominees   /_/ Withhold voting for all nominees            voting shares, Class B voting shares and
                                                                                   preferred shares.
(2)   Appointment of PricewaterhouseCoopers LLP as auditor
                                                                                   /_/  Vote for       /_/  Vote against
      /_/  Vote For               /_/  Withhold from voting
                                                                            (4)    Stock option plan

DECLARATION OF CANADIAN STATUS                                                     Passing an ordinary resolution, attached as
                                                                                   Schedule "B" to the Management Proxy Circular,
The undersigned certifies that it has made reasonable inquiries as to              increasing the number of shares that are
the Canadian status of the registered holder and the beneficial owner              available for issuance under the Stock Option
of the shares represented by proxy and has read the definitions found              Plan of ACE Aviation.
on the reverse side so as to make an accurate Declaration of Canadian
status. The undersigned hereby certifies that the shares represented               /_/  Vote for      /_/  Vote against
by this Proxy are, owned and Controlled(1) by a Canadian(2).

      /_/  Yes                    /_/  No

IF YOU DO NOT COMPLETE THIS DECLARATION OF CANADIAN STATUS OR IF IT
IS DETERMINED BY ACE AVIATION OR ITS TRANSFER AGENT THAT YOU
INCORRECTLY INDICATED (THROUGH INADVERTENCE OR OTHERWISE) THAT THE
SHARES REPRESENTED BY THIS PROXY ARE OWNED AND CONTROLLED BY A
CANADIAN, THE SHARES REPRESENTED BY THIS PROXY WILL BE DEEMED TO BE
OWNED AND CONTROLLED BY A PERSON THAT IS NOT A CANADIAN.


DATE:______________               __________________________________
                                  Signature of Shareholder)

NUMBER OF SHARES REPRESENTED      __________________________________
BY THIS PROXY: ______________     (Name of Shareholder)

____________________________________

  CONTROL NUMBER:
____________________________________

________________________________

1)  See definition of "Control" on the reverse side of this proxy.
2)  See definition of "canadian" on the reverse side of this proxy.

Instructions for completion of this Proxy:

1. This Proxy must be dated and signed by the holder of the shares represented by this Proxy, or his or her attorney duly authorized in writing, or if the shareholder is a corporation or other legal entity, by an authorized officer or attorney. If the signatory is acting in a fiduciary or representative capacity, provide full particulars of such appointment and authority.
2. A shareholder has the right to appoint a person to attend and act for him or her and on his or her behalf at the Meeting other than any of the persons designated in this form of proxy. Such right may be exercised by filling in the name of such person in the blank space provided on the other side of this Proxy. A person appointed as nominee to represent a shareholder need not be a shareholder of ACE Aviation. A person appointed as proxyholder must be present at the Meeting to vote and may be required to certify whether such person is a Canadian (as defined below).
3. If this Proxy is undated, it will be deemed to be dated the date on which it was mailed on behalf of ACE Aviation.
4. Any of the joint holders of shares of ACE Aviation may sign a form of proxy in respect of such shares but, if more than one of them is present at the Meeting or represented by proxyholder, then that one of them whose name appears first in the register of the holders of such shares, or that ones proxyholder, will alone be entitled to vote in respect thereof.
5. Proxies must be received by ACE Aviation's transfer agent, CIBC Mellon Trust Company, at its principal Corporate Trust Offices in Halifax, Montreal, Toronto, Vancouver, Calgary or Winnipeg, prior to 4:00 p.m. (Montreal time) on November 8, 2005 or with the Secretary of the Meeting prior to commencement of the Meeting on the day of the Meeting or on the day of any adjournment thereof. The addresses of such Corporate Trust Offices are found on page 41 of the Management Proxy Circular.

DEFINITIONS:

"Canadian" means:

(a) a Canadian citizen (as defined below) or a permanent resident (as defined below),
(b)  a government in Canada or an agent of such a government, or
(c) a corporation or other entity that is incorporated or formed under the laws of Canada or a province, that is controlled in fact by Canadians and of which at least 75% of the voting interests are owned and controlled by Canadians.

"Canadian citizen" means,

(a)  a person who was born in Canada after February 14, 1977;
(b) a person who was born outside of Canada after February 14, 1977 and at the time of his or her birth one of his or her parents, other than a parent who adopted him or her, was a Canadian citizen;
(c) a person who has been granted or has acquired citizenship and, in the case of a person who is 14 years of age or over on the day that he or she is granted citizenship, he or she has taken the oath of citizenship;
(d)  a person who was a citizen immediately before February 15, 1977; or
(e) a person who was entitled, immediately before February 15, 1977, to become a citizen under paragraph 5(1)(b) of the former Canadian Citizenship Act.

"Control" means control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, an agreement or arrangement, the ownership of any body corporate or otherwise, and, without limiting the generality of the foregoing, a body corporate is deemed to be controlled by a person if securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are held, otherwise than by way of security only, by or for the benefit of that person; and the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate; and a partnership or unincorporated organization is deemed to be controlled by a person if an ownership interest therein representing more than 50% of the assets of the partnership or organization is held, otherwise than by way of security only, by or for the benefit of that person.

"Permanent resident" means a person who:
(a) has been granted lawful permission to come into Canada to establish permanent residence,
(b)  has not become a Canadian citizen, and
(c) has not left or remained outside Canada with the intention of abandoning Canada as that persons place of permanent residence,
(d) or had a deportation order made against him which has not been quashed or stayed; and
(e) has not resided outside Canada for more than 183 days in any 12 month period unless that person satisfies an immigration officer or an adjudicator, as the case may be, that such person did not intend to abandon Canada as such persons place of permanent residence.

                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ACE AVIATION HOLDINGS INC.
                                 --------------------------------------------
                                             (Registrant)

Date:    September 30, 2005      By:   /S/ JOHANNE DRAPEAU
        ---------------------          --------------------------------------
                                       Name:  Johanne Drapeau
                                       Title: Corporate Secretary